Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brother Brands, Inc. dba Schmidt Brothers
15 Park Avenue
Westwood, NJ 07675
https://schmidtbrothers.com/

Up to $1,234,999.92 in Common Stock at $1.47
Minimum Target Amount: $19,999.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Brother Brands, Inc. dba Schmidt Brothers
Address: 15 Park Avenue, Westwood, NJ 07675
State of Incorporation: DE
Date Incorporated: July 18, 2014

Terms:

Equity

Offering Minimum: $19,999.35 | 13,605 shares of Common Stock
Offering Maximum: $1,234,999.92 | 840,136 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.47
Minimum Investment Amount (per investor): $499.80

Oversubscriptions: The Company will accept oversubscriptions up to its Maximum Offering Amount. In the event of an oversubscription, the Company shall have sole and absolute discretion to determine which subscriptions to accept or reject, in whole or in part, and the amount of any investment to be accepted from any subscriber. Any excess, unallocated investor funds will be returned without interest. The Company will not accept any subscription that would cause the aggregate amount raised in the offering to exceed the Offering Maximum.

S Corporation Status and Conversion to a C Corporation: The Company is currently an S corporation. The Company will not issue any shares in this offering while it is an S corporation. If this offering closes, the Company will revoke its S corporation election effective immediately before the date of the initial closing and before any shares are issued in this offering, so that the Company will be taxed as a C corporation at the time the shares sold in this offering are issued. Since the Company will be a C corporation when those shares are issued, this offering is not limited to investors who are eligible S corporation stockholders. If this offering does not close, no revocation of the Company's S corporation election will become effective and the Company will remain an S corporation. See "Risk Factors" below.

Current Number of Employees: 9

PLEASE BE AWARE, each investor in this offering will be required as a a condition to the investor's subscription, to become a party to the issuer's Stockholders' Agreement, attached to the Form C as Exhibit F, and thereby grant to Jared Schmidt and Jordan Schmidt, acting jointly (or, in specified circumstances, an independent proxy holder), an irrevocable proxy and power of attorney to vote all of the investor's shares on all matters submitted to a vote or consent of the stockholders, including the election of directors, amendments to the Company's governing documents, increases in authorized capital, any sale of the Company and any future financing, except to the extent a separate vote is required by non-waivable provisions of applicable law. As a practical matter, investors in this offering will have no ability to vote their shares. The proxy holders, Jared Schmidt and Jordan Schmidt, are the Company's co-founders and serve as its principal executive officers and as directors. The proxy is coupled with an interest and is irrevocable for so long as the Stockholders' Agreement remains in effect. The related power of attorney also authorizes the proxy holders to sign documents on an investor's behalf, including documents required to complete a sale of the Company approved in accordance with the Stockholders' Agreement and the future financing documents described under "Material Rights" below, if the investor fails to sign within five business days of a request. In substance, by investing in this offering an investor gives up the ability to vote the investor's shares on any matter, and to decide whether to sign transaction documents for a sale of the Company or a qualified financing, for as long as the Stockholders' Agreement remains in effect.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

<u>Time-Based Perks</u>

Early Bird 1: Invest $750+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $2,500+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 18% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive 10%% bonus shares.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive 4% bonus shares.

Tier 2: Invest $5,000+ and receive 8% bonus shares.

Tier 3: Invest $10,000+ and receive 10% bonus shares.

Tier 4: Invest $25,000+ and receive 12% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Brother Brands, Inc., doing business as Schmidt Brothers, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Founded in 2010 by brothers Jared and Jordan Schmidt, Schmidt Brothers (or the "Company") designs premium kitchen cutlery, BBQ tools, and kitchen accessories for home cooks and outdoor cooking enthusiasts. The business was originally incorporated in New Jersey in October 2010 and was reincorporated in Delaware in July 2014, when the New Jersey corporation merged into the current Delaware corporation on July 18, 2014, which continues the same business. The Company combines modern industrial design with German stainless steel and premium materials to create products that emphasize performance, durability, and everyday usability at an accessible price point. The Company's product philosophy reflects deliberate market positioning. While competitors such as Wüsthof and Zwilling J.A. Henckels command significantly higher price points for German-manufactured cutlery, the Company has built its business around sourcing premium German stainless steel and manufacturing expertise while maintaining price accessibility that appeals to a broader consumer base. This positioning has proven durable across multiple product categories, such as kitchen cutlery, BBQ tools, and kitchen accessories, allowing the Company to serve multiple customer needs and reduce dependency on any single category. Over its more than 15 years of operating history, the Company has grown without institutional equity financing, generating approximately $83.5 million in cumulative revenue while expanding distribution to more than 10,000 retail locations across the United States. Achieving and maintaining placement in 10,000+ retail locations represent substantial distributor and retail buyer relationships in an industry marked by ongoing retail consolidation. The Company has developed a growing direct-to-consumer business through its e-commerce platform, a strategic priority in an industry where direct-to-consumer channels typically offer higher margins and direct customer relationships than wholesale alone. The Company has also received recognition from media outlets including Forbes, The Wall Street Journal, Bon Appétit, Good Morning America, and Oprah's Favorite Things.

Competitors and Industry

The Company operates within the premium kitchen cutlery and kitchen tools industry, which has benefited from sustained consumer investment in home cooking and entertaining, particularly the growth in outdoor living and premium kitchenware following the post-pandemic shift in consumer spending patterns. It competes with established brands across multiple competitive tiers: premium-positioned, high-price-point brands such as Wüsthof, Zwilling J.A. Henckels, and

Global; specialized or regional brands such as Shun (Japanese cutlery) and Cangshan; and broader kitchen and home appliance manufacturers such as Cuisinart and KitchenAid that offer kitchen cutlery as part of a larger product portfolio. Rather than competing primarily on price, the Company positions its products around modern industrial design, premium German stainless steel materials, and broad retail accessibility, effectively occupying the space between mass-market kitchen brands and ultra-premium European imports. This positioning allows the Company to compete on design and material quality while remaining accessible to the home cook segment. Its products have earned an average customer rating of 4.7 stars across thousands of reviews which the Company believes indicates strong customer satisfaction and repeat purchase behavior. The Company reaches consumers through a combination of wholesale partnerships (major retailers and specialty kitchen retailers) and direct-to-consumer sales via e-commerce, providing multiple channels for customer engagement and reducing reliance on any single distribution partner or channel. The broader kitchenware industry continues to benefit from sustained consumer interest in home cooking, outdoor grilling, and entertaining. Consumer spending on premium kitchen products and outdoor entertaining goods has remained elevated post-pandemic, driven by the normalization of at-home entertaining and the "premiumization" trend across consumer goods. The Company believes these trends, together with its established retail relationships, growing brand recognition, and expanding digital presence, provide opportunities to continue growing its customer base.

Current Stage and Roadmap

The Company is an established consumer products company with a diversified portfolio of kitchen cutlery, BBQ tools, and kitchen accessories that have earned national media recognition and industry awards, which we believe are indicators of brand strength and category credibility in a market where design and performance perception directly influence purchasing decisions. The Company is conducting its first crowdfunding offering to support strategic growth initiatives aligned with market opportunities and customer demand. Management intends to use the proceeds to (1) expand customer acquisition efforts, particularly through digital marketing and content-driven e-commerce growth that capitalizes on the shift toward direct-to-consumer kitchenware purchasing; (2) introduce additional product categories within the kitchen and entertaining space, extending the Company's design and materials expertise into adjacent categories with similar customer bases; (3) grow international distribution in markets such as Canada, Australia, and the United Kingdom, geographies with established retail infrastructure, similar consumer preferences, and English-language marketing efficiency; and (4) strengthen relationships across both retail and commercial sales channels, including foodservice and professional chef segments that may represent additional distribution opportunities. The Company may evaluate strategic acquisition opportunities as part of its long-term growth strategy such as complementary brands or product lines that align with its design philosophy and wholesale/DTC distribution capabilities. These initiatives reflect management's current plans and objectives and are subject to business performance, market conditions, competitive dynamics, and other factors. They do not guarantee future results.

The Team

Officers and Directors

Name: Jared Ryan Schmidt

Jared Ryan Schmidt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Chair, President & CEO
  Dates of Service: November, 2010 - Present
  Responsibilities: As Co-Founder and Chief Executive Officer, Jared Schmidt leads the Company's management and execution across the business, with direct oversight of finance, sales, operations, and supply chain, including financial planning and reporting, banking and lender relationships, wholesale operations, and global sourcing.

Other business experience in the past three years:

- Employer: Becher-Schmidt USA Inc
  Title: President
  Dates of Service: January, 2015 - Present
  Responsibilities: President / Sales

Name: Jordan Michael Schmidt

Jordan Michael Schmidt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Vice President, and Board Member

Dates of Service: November, 2010 - Present
Responsibilities: As Co-Founder and Vice-President, Jordan Schmidt guides Schmidt Brothers Cutlery's overall strategy and company direction, with leadership across product vision, design, and go-to-market.

Name: Salvatore Angelo Tirabassi

Salvatore Angelo Tirabassi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: May, 2024 - Present
  Responsibilities: Financial strategy, reporting and forecasting

Other business experience in the past three years:

- Employer: Pro+Analytics, a fractional and interim CFO services firm
  Title: Founder and Managing Director, CFO
  Dates of Service: January, 2021 - Present
  Responsibilities: Strategic CFO Services for family and founder owned businesses.

Other business experience in the past three years:

- Employer: Strategic Financial Solutions NY
  Title: Chief Financial Officer
  Dates of Service: January, 2015 - December, 2023
  Responsibilities: Chief financial officer duties - forecasting, fundraising, financial reporting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
The risks described below are not the only risks we face. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, may also impair our business. The risk factors below are not intended to be, and should not be deemed to be, a complete description of all commercial, financial, legal, regulatory, operational, and other risks inherent in an investment in the Company. Unless the context otherwise requires, references to “we”, “us”, “our”, and the “Company” refer to Brother Brands, Inc. dba Schmidt Brothers.

An investment in the Company involves a high degree of risk.
An investment in the Company should be considered only by persons who can afford the loss of their entire investment. The securities offered in this offering are speculative, illiquid, and subject to substantial limitations on transfer. Investors should not invest unless they have no need for liquidity with respect to this investment and can indefinitely bear the economic risk of ownership. There can be no assurance that we will achieve our business plan, generate profits, pay dividends, complete a liquidity event, or otherwise provide any return on investment.

We operate in a highly competitive industry against larger and better-capitalized competitors.
We compete in the premium kitchen cutlery, BBQ tool, kitchen accessory, and related consumer-products categories against well-established brands such as Wüsthof, Zwilling J.A. Henckels, Shun, Global, Cangshan, Cuisinart, KitchenAid, and other national and international brands, as well as private-label programs offered by our own retail partners and a large number of lower-priced imported brands. Many of these competitors have substantially greater financial, manufacturing, marketing, distribution, sourcing, and personnel resources than we do. They may also have longer operating histories, broader product lines, greater brand recognition, more favorable retailer relationships, larger advertising budgets, and more developed supply chains. Competitors may respond more quickly to changing consumer preferences, devote greater resources to product development and marketing, sustain discounting or promotional activity for longer periods, secure more favorable retail shelf space or online placement, or pressure retailers to reduce our visibility. Retailers may also choose to promote their own private-label products, including products that compete directly with ours. Increased competition could reduce our sales, margins, market share, and growth prospects, any of which could adversely affect the value of your investment.

Our success depends on continued consumer demand for premium kitchen products, which are discretionary and cyclical.
Substantially all our revenue is derived from the sale of kitchen cutlery, BBQ tools, kitchen tools, storage products, and related consumer products. These products are discretionary purchases. Demand for our products is sensitive to general economic conditions, consumer confidence, disposable income, inflation, interest rates, housing activity, home-entertaining trends, gifting trends, and the perceived value of premium kitchenware. During periods of economic uncertainty, consumers may delay purchases, trade down to lower-priced alternatives, or reduce discretionary spending altogether. Our products may also be affected by shifts in consumer behavior, including reduced home cooking, reduced interest in premium kitchen tools, increased focus on price over quality, or changes in gifting preferences. Any sustained decline in demand for the categories we serve could reduce revenue, increase promotional activity, compress margins, and materially and adversely affect our business.

We depend heavily on a limited number of product categories.
Our revenue is concentrated in kitchen cutlery and closely related products. This concentration exposes us to disproportionate risk from category-specific changes, including shifts in consumer preferences, design trends, product-quality issues, product-safety claims, new regulation, retailer category resets, or the introduction of competing products. We may attempt to expand into adjacent product categories such as BBQ tools, kitchen accessories, storage products, cookware, or other home goods, but expansion may require substantial investment in product development, tooling, inventory, marketing, and retailer education. New categories may fail to achieve consumer acceptance, may carry lower margins, may create operational complexity, or may distract management from our core business.

We depend on a limited number of large retail customers, and the loss of, or reduced purchasing by, any of them could materially harm our business.
A significant portion of our revenue is generated through wholesale relationships with a relatively small number of large national retailers, which have included retailers such as Target, Walmart, Williams Sonoma, Crate & Barrel, Costco, Amazon, and others. These retailers are generally not obligated to purchase any minimum quantity of our products and may reduce or discontinue orders, change assortment plans, reduce shelf space, demand price concessions, extend payment terms, substitute private-label products, or impose new vendor requirements at any time. Large retailers have substantial bargaining power and may require markdown allowances, rebates, cooperative advertising support, slotting fees, returns, chargebacks, deductions, late-delivery penalties, packaging changes, exclusivity obligations, or other concessions. They may also change their buying strategies, reduce inventory levels, alter replenishment algorithms, consolidate vendors, or discontinue underperforming product lines. The loss of any major retail customer, a material reduction in orders, a shift to less favorable terms, or a deterioration in our relationship with any significant retailer could materially and adversely affect our revenue, margins, cash flow, and results of operations.

Retail chargebacks, deductions, returns, and compliance penalties could materially reduce our margins.
Our retail customers may impose chargebacks, deductions, offsets, markdown allowances, freight penalties, routing-guide penalties, packaging penalties, defective-product allowances, returns, or other compliance costs. These amounts may be difficult to predict and may be disputed after products have been shipped or sold. Retailer compliance programs can be complex and may include requirements relating to labeling, packaging, carton configuration, electronic data interchange, delivery windows, fill rates, insurance, sustainability, and product documentation. If we fail to meet these requirements, or if a retailer asserts that we failed to meet them, our gross revenue may be reduced and our margins may be materially impaired. High levels of returns, markdowns, or retailer deductions could also distort our reported revenue and make period-to-period results less predictable.

Our success depends on our ability to access asset-based credit facilities on acceptable terms.
We rely on asset-based lending arrangements secured by our inventory, accounts receivable, and other assets to fund working capital, seasonal inventory builds, and general operating needs. Our borrowing availability under these facilities fluctuates with the appraised value of the underlying collateral, and our lenders retain discretion to adjust advance rates, impose new reserves, or reappraise collateral in ways that reduce funds available to us, even if we are otherwise in compliance with our covenants. These facilities typically contain financial covenants, borrowing-base requirements, and other restrictions on our ability to incur additional debt, make capital expenditures, pay dividends, or engage in acquisitions or divestitures. A decline in the value or eligibility of our collateral — due to inventory obsolescence, slower turns, customer concentration, or deteriorating receivables — could reduce our borrowing base and constrain liquidity precisely when we need it most. Failure to comply with covenants could result in default, acceleration of outstanding debt, or termination of the facility, and our lenders could require us to repay borrowings before we have alternative financing in place. We cannot guarantee that we will be able to renew, extend, or refinance these facilities on favorable terms, or at all, particularly during periods of tightening credit markets, rising interest rates, or lender consolidation. Asset-based lenders may also be more conservative in stressed retail or consumer environments, reducing advance rates against inventory and receivables when our industry is under pressure — which could restrict our access to capital at the same time our business is facing headwinds. Any disruption in our ability to access these facilities, or a significant increase in borrowing costs, could impair our liquidity, limit our operational flexibility, and materially and adversely affect our business and financial condition.

The financial difficulty or bankruptcy of a retail customer could result in losses.
We extend trade credit to certain retail customers and may have significant receivables outstanding at any given time. Retailers in the home, kitchen, housewares, and consumer-products sectors have experienced financial distress, store closures, restructurings, and bankruptcy. If one or more of our customers experiences financial difficulty, files for

bankruptcy, delays payment, disputes amounts owed, or otherwise fails to pay amounts owed to us, we may be unable to collect our receivables or may recover only a fraction of amounts owed as an unsecured creditor. We may also lose a distribution channel and incur additional costs to redirect inventory. Any such event could adversely affect our financial condition and results of operations.

We rely on direct-to-consumer sales channels and third-party marketplaces that we do not control.
A portion of our business is conducted through our direct-to-consumer e-commerce operations and through third-party marketplaces such as Amazon and other online platforms. Our growth in these channels depends on factors largely outside our control, including the cost and effectiveness of digital advertising, search-engine algorithms, marketplace algorithms, platform policies, customer reviews, platform fees, fulfillment rules, payment-processing rules, return policies, and our ability to acquire and retain customers profitably. Changes in marketplace rules, increased fees, reduced search placement, negative reviews, account suspensions, shipping-performance issues, counterfeit or unauthorized listings, or algorithmic changes could reduce our sales or increase our costs. Our direct-to-consumer channel may also create channel conflict with wholesale customers if pricing, promotions, inventory availability, or product exclusivity are not managed effectively. Any impairment of our e-commerce or marketplace channels could harm our revenue, margins, brand, and growth prospects.

Our business is seasonal and requires significant investment in inventory.
A meaningful portion of our sales is concentrated around holiday and gift-giving periods. This seasonality requires us to build inventory in advance of peak selling seasons based on forecasts of retailer demand and consumer purchasing behavior. Forecasting demand is inherently uncertain. If we overestimate demand, we may be left with excess inventory that must be sold at a discount, liquidated, or written off, harming our margins and cash flow. If we underestimate demand or experience supply chain delays, we may be unable to fulfill orders, resulting in lost sales, chargebacks, cancelled orders, and damage to retailer relationships. Since our products are sourced and manufactured overseas, lead times may be long. Purchase commitments may need to be made months before sales occur. This creates significant working-capital needs and exposes us to inventory obsolescence, changes in product design trends, changes in retailer assortment decisions, and unexpected shifts in consumer demand. Failure to manage inventory and working capital effectively could materially and adversely affect our business.

Our growth may not be sustainable, and historical performance may not be indicative of future results.
We may have experienced periods of significant growth in revenue, retail distribution, product count, or brand awareness. Historical growth may have resulted from factors that are not repeatable, including new retail account openings, temporary consumer trends, promotional activity, expansion into new channels, or increased demand during unusual market conditions. Future growth may be more difficult to achieve as we scale, as competitive pressures increase, or as existing retail relationships mature. We may also incur additional costs to support growth, including inventory, personnel, systems, compliance, marketing, insurance, and logistics costs. If our growth slows, stops, or reverses, or if we are unable to manage growth profitably, our business and the value of your investment could be materially adversely affected.

We depend on overseas manufacturing and global sourcing, which exposes us to supply chain disruption.
Our products are manufactured or assembled overseas, including in China, using materials sourced from multiple countries. We do not own manufacturing facilities and depend on third-party manufacturers and suppliers for production, quality control, packaging, and timely delivery. We may have limited control over the operations, quality systems, capacity, labor practices, financial condition, continuity, and regulatory compliance of these third parties. Disruptions arising from factory closures, capacity constraints, quality failures, labor disputes, raw material shortages, public health emergencies, natural disasters, shipping delays, port congestion, container shortages, supplier insolvency, cyberattacks affecting logistics systems, or geopolitical events could delay or prevent us from obtaining products, increase our costs, and harm our ability to fulfill customer orders. Because retail customers often require timely delivery and high fill rates, even short delays may result in lost sales, chargebacks, cancelled orders, or damage to commercial relationships.

We may depend on a limited number of manufacturers or suppliers.
We may source certain products, components, steel, wood, packaging, magnets, blocks, or other materials from a limited number of suppliers or factories. If any of these suppliers or factories becomes unavailable, increases prices, reduces capacity, fails to meet specifications, experiences financial distress, or terminates its relationship with us, we may be unable to locate alternative sources on acceptable terms or within required timelines. Qualifying new suppliers can be time-consuming and may require product testing, tooling, sample approval, retailer approval, and packaging updates. Any disruption in supplier relationships could delay product launches, impair product availability, increase costs, or reduce product quality.

Increases in raw material, freight, labor, and packaging costs could reduce our margins.
Our cost of goods is affected by the cost of steel, wood, resin, magnets, packaging materials, freight, labor, energy, warehousing, insurance, and other inputs. These costs may fluctuate significantly based on market conditions, foreign exchange rates, tariffs, supplier pricing, transportation capacity, fuel costs, and geopolitical developments. We may not be able to pass increased costs on to retailers or consumers due to competitive pressures, existing purchase orders, retailer price expectations, or price sensitivity. If costs increase and we are unable to raise prices or reduce expenses, our gross margins and profitability could materially decline.

Tariffs, trade policy, and customs compliance could materially increase our costs.

Since our products are manufactured or assembled overseas and imported into the United States, we are exposed to tariffs, duties, trade restrictions, and changes in trade policy, including tariffs applicable to goods of Chinese origin. Increases in tariffs or duties, the imposition of new trade barriers, changes in country-of-origin rules, changes in customs valuation rules, or increased enforcement by U.S. Customs and Border Protection could significantly increase our product costs. We may be unable to pass these increased costs on to customers, which could compress our margins. We are also subject to customs requirements relating to tariff classification, valuation, country-of-origin marking, product labeling, importer-of-record obligations, recordkeeping, and entry documentation. Errors or inconsistencies in customs entries, supplier documentation, product markings, tariff classifications, or declared values could result in additional duties, penalties, audits, shipment delays, seizures, or other enforcement action. Any of these events could adversely affect our business.

We are subject to risks relating to forced-labor, sanctions, and supply-chain compliance.
Our overseas sourcing and manufacturing expose us to legal, regulatory, and reputational risks relating to forced labor, human-rights compliance, sanctions, export controls, anti-corruption laws, and supply-chain transparency. U.S. law may prohibit the importation of goods made wholly or in part with forced labor, and enforcement standards may change over time. We may be required to obtain documentation from suppliers, trace materials through the supply chain, conduct audits, or provide evidence of compliance. If our products, materials, suppliers, or subcontractors are alleged or found to be connected to prohibited labor practices or restricted parties, shipments could be detained, excluded, seized, or delayed, and we could suffer reputational harm, financial losses, and regulatory penalties.

We depend on third-party logistics and fulfillment providers.
We rely on third-party logistics and fulfillment providers to warehouse inventory, process orders, coordinate freight, and fulfill wholesale and direct-to-consumer shipments. Concentration of inventory and fulfillment operations with a limited number of providers and locations exposes us to risk. A disruption at a warehouse, fulfillment center, port, carrier, or logistics provider could impair our ability to fulfill orders accurately and on time. We may also experience losses from inventory shrinkage, theft, damage, system errors, labor disruption, fire, flood, or other casualty events. Increases in warehousing, handling, parcel delivery, freight, and insurance costs could materially reduce margins. If a logistics provider fails to meet service levels, experiences financial distress, terminates our relationship, or imposes materially higher fees, our operations could be disrupted and our results could be adversely affected.

Product quality issues, product liability claims, or recalls could harm our business.
Our products include knives, BBQ tools, and other sharp or potentially hazardous implements that are inherently capable of causing injury if defective, mislabeled, improperly used, or inadequately warned. We are subject to the risk that our products could be alleged or found to be defective, unsafe, mislabeled, improperly packaged, or noncompliant with applicable safety standards. Such allegations could result in product liability claims, warranty claims, personal-injury claims, consumer complaints, regulatory investigations, retailer removals, product recalls, corrective-action programs, and reputational harm. A product recall or corrective action could require us to notify retailers and consumers, refund or replace products, destroy inventory, redesign products, change packaging or warnings, and incur legal, administrative, shipping, and remediation costs. Even if a claim lacks merit, defending against product liability claims can be costly and time-consuming. We may not maintain insurance sufficient to cover all claims, recalls, defense costs, judgments, or settlements.

Our lifetime limited warranty and customer-service obligations may create significant liabilities.
We may offer a lifetime limited warranty or other warranty, replacement, refund, or customer-service commitments. Warranty claims may be higher than expected due to product defects, consumer misuse, normal wear, unclear warranty terms, retailer return policies, or customer expectations. If warranty claims increase, if a product line experiences quality issues, or if consumers interpret our warranty more broadly than intended, we may incur significant replacement, shipping, administrative, and customer-service costs. Our warranty reserves, if any, may be insufficient. Warranty disputes or poor responsiveness to warranty requests could also harm our brand and retailer relationships.

Our reputation and brand are critical, and damage to them could harm our business.
Our success depends substantially on the strength and reputation of our brand. Negative publicity, unfavorable customer reviews, social media criticism, influencer criticism, unresolved consumer complaints, product-quality concerns, product-safety incidents, poor customer-service experiences, regulatory inquiries, retailer disputes, or third-party ratings could damage our brand and reduce demand for our products. Because consumer-products brands are highly visible and consumer sentiment can change quickly, even isolated incidents may spread rapidly through social media, marketplaces, review sites, and retail platforms. If we are unable to maintain and enhance our brand and effectively address customer concerns, our business, results of operations, and the value of your investment could be adversely affected.

We may face risks from advertising, labeling, origin, and product-performance claims.
Our marketing materials, packaging, website, retailer listings, marketplace listings, social media posts, investor materials, and other communications may include claims regarding product quality, materials, origin, design, durability, sustainability, sharpness, steel type, warranty coverage, customer satisfaction, sales performance, retail distribution, or other attributes. Such claims are subject to federal and state consumer-protection, advertising, labeling, and unfair-competition laws. Claims such as "designed in," "made in," "assembled in," "German steel," "premium," "professional," "sustainable," "non-toxic," "lifetime warranty," or similar claims may require substantiation and may create regulatory, litigation, or reputational risk if inaccurate, misleading, inconsistent, or inadequately qualified. If our advertising, labeling, packaging, product descriptions, influencer marketing, endorsements, customer reviews, or origin claims are challenged by

regulators, competitors, consumers, retailers, or private plaintiffs, we may be required to change our marketing, re-label products, pay refunds, incur legal fees, settle claims, or pay penalties. Any such dispute could harm our brand and financial condition.

We are subject to risks associated with online reviews, social media, influencers, and user-generated content.
Our brand perception may be affected by online reviews, social media posts, influencer endorsements, affiliate marketing, customer photos, unboxing videos, marketplace comments, and other user-generated content. Negative or inaccurate content can spread quickly and may be difficult to correct. Influencers, affiliates, or third-party marketers may make claims about our products without adequate substantiation or required disclosures, which could expose us to regulatory scrutiny or reputational harm. We may also be unable to control how our products are displayed, reviewed, or described by retailers, marketplace sellers, or customers. Any failure to manage these channels effectively could harm our brand and sales.

Unauthorized sellers, gray-market products, counterfeits, and marketplace abuse could harm our brand.
Our products may be resold by unauthorized sellers or listed on online marketplaces without our approval. Unauthorized sellers may use outdated product information, sell damaged or returned products, fail to honor warranties, sell counterfeit or infringing goods, undercut pricing, or provide poor customer service. Counterfeit or unauthorized products may be difficult to detect and remove, particularly on large marketplaces. These activities can create channel conflict, reduce margins, confuse consumers, damage retailer relationships, and impair our brand reputation. Policing unauthorized sales can be expensive and may not be successful.

We operate across multiple states, which subjects us to varied tax and regulatory obligations.
Our operations may involve offices, inventory, fulfillment, employees, contractors, import activities, and sales in more than one state, and we sell nationally through retail, marketplace, and direct-to-consumer channels. As a result, our tax, registration, and regulatory obligations may arise in multiple jurisdictions, including state and local sales and use tax collection, income or franchise tax, gross receipts tax, business-license requirements, foreign-qualification requirements, unclaimed-property obligations, employment taxes, and marketplace-facilitator rules. Determining where we have nexus and complying with differing and evolving requirements is complex. Any failure to maintain required registrations or good standing, collect and remit applicable taxes, file required returns, or otherwise comply with state and local requirements could result in assessments of back taxes, interest, penalties, administrative expense, and reputational harm.

Our corporate records, entity registrations, or state qualifications may require review or remediation.
As a growing private company operating across multiple jurisdictions and channels, we must maintain accurate corporate records, entity registrations, assumed-name filings, tax registrations, and good-standing status. If our corporate records, capitalization records, entity names, state qualifications, registered-agent information, or historical filings are incomplete, inconsistent, inaccurate, or not current, we may incur legal, accounting, tax, and administrative costs to investigate and remediate such matters. Deficiencies in corporate records or state qualifications could delay financing transactions, impair our ability to enter into contracts, complicate tax filings, create uncertainty regarding ownership or authority, or expose us to penalties.

We are dependent on our founders and other key personnel.
We are a founder-led business that depends heavily on the continued services, vision, industry knowledge, supplier relationships, retailer relationships, and operating experience of our founders and a small number of other key personnel. The loss of any founder or other key employee, or our inability to attract, retain, and develop qualified employees as we grow, could disrupt our operations, impair retailer and supplier relationships, delay product development, weaken internal controls, and adversely affect our business. We may not maintain key-person insurance, and we may not have a fully developed succession plan or management depth.

We may lack the systems, personnel, and internal controls needed to support growth.
As we grow, we may need to improve our accounting, inventory-management, forecasting, compliance, customer-service, enterprise-resource-planning, cybersecurity, legal, human-resources, and financial-reporting systems. Our current systems and personnel may not be adequate to support increased order volume, additional retailers, new product categories, additional jurisdictions, more investors, or more complex compliance obligations. Failure to develop scalable systems and internal controls could result in operational errors, inventory inaccuracies, delayed financial reporting, misstatements, tax compliance failures, customer-service issues, or fraud. Any of these could materially harm our business and investor confidence.

We engage in related-party transactions, which present conflicts of interest.
We have engaged, and may in the future engage, in transactions with our founders, officers, directors, significant stockholders, family members, or entities affiliated with them. Related-party transactions may include loans, guarantees, leases, service arrangements, consulting arrangements, reimbursement arrangements, intellectual-property arrangements, or other commercial dealings. These transactions present inherent conflicts of interest because the terms may not be negotiated on an arm's-length basis and may not be as favorable to the Company as terms obtainable from unaffiliated third parties. Our small size and concentrated ownership may limit independent oversight of such transactions.

Our intellectual property protection is limited and may be insufficient to protect our brand and products.
We rely on a combination of trademark, trade dress, patent, copyright, design, trade secret, contractual, and confidentiality protections to protect our brand, product designs, packaging, website content, marketing materials, and know-how. Our

registered intellectual property may be limited, and we may not have registered, or be able to register, all intellectual property important to our business in all relevant jurisdictions. Our existing protections may be inadequate, may expire, may be challenged, narrowed, invalidated, designed around, or circumvented, and may not prevent competitors from offering similar products or trading on our brand. We may also face challenges in protecting product designs that are functional, common in the industry, or similar to designs used by competitors. Failure to obtain or maintain adequate intellectual-property protection could erode our competitive position and harm our business.

Enforcing our intellectual property is expensive and may not be successful, and we may face infringement claims.
Policing unauthorized use of our intellectual property, including counterfeit products, confusingly similar brands, copycat designs, or unauthorized marketplace listings, is difficult and costly. Litigation or marketplace-enforcement actions to protect our rights could be expensive, time-consuming, uncertain in outcome, and may divert management attention. We may lack the resources to pursue enforcement effectively. Conversely, third parties may assert that our products, branding, packaging, product names, marketing materials, designs, or technologies infringe their intellectual-property rights. Defending against such claims, regardless of merit, could be costly and could result in injunctions, damages, settlement costs, royalty obligations, product redesigns, rebranding, or discontinuation of products. Any of these outcomes could adversely affect our business.

We will likely require additional capital, and this offering may not be sufficient.
Even if we raise the maximum amount in this offering, we are likely to need additional capital in the future to fund growth initiatives, inventory purchases, retailer expansion, customer acquisition, product development, personnel, systems, marketing, working capital, debt service, and general corporate purposes. If we raise only the minimum amount, we will need to fund a substantial portion of our plans from other sources. Additional financing may not be available on acceptable terms, or at all. If we are unable to obtain financing when needed, we may be required to delay, scale back, or abandon growth initiatives, reduce inventory purchases, limit marketing, defer product launches, or seek financing on unfavorable terms. Additional financing may dilute existing stockholders, impose restrictive covenants, grant rights senior to those of investors in this offering, or otherwise adversely affect your investment.

We may not be profitable and may experience negative cash flow.
We may incur substantial costs in connection with inventory purchases, freight, warehousing, retailer programs, marketing, personnel, technology, product development, professional fees, offering expenses, and working capital. Even if revenue grows, we may not achieve or sustain profitability. We may experience negative cash flow due to seasonality, inventory purchases, extended retailer payment terms, customer deductions, debt service, or growth investments. If we are unable to generate sufficient cash flow from operations, we may need additional financing or may be unable to meet our obligations as they become due.

We may have outstanding indebtedness and other obligations that constrain our operations.
We may rely on credit facilities, trade credit, shareholder loans, equipment financing, purchase-order financing, inventory financing, or other indebtedness to fund operations and inventory purchases. Indebtedness can impose financial and operating covenants, restrict our ability to incur additional debt, require liens on assets, limit distributions, and require us to dedicate cash flow to debt service rather than growth. If we are unable to service our obligations or comply with financing arrangements, lenders or creditors could accelerate amounts due, impose default interest, terminate credit availability, or exercise remedies against our assets.

Our financial statements are reviewed but not audited, and our historical results may not be indicative of future performance.
The financial statements provided in connection with this offering have been reviewed by an independent accountant but have not been audited. A review is substantially narrower in scope than an audit and does not provide the same level of assurance. As a result, investors have less assurance regarding our financial statements than they would for an audited company. In addition, our historical results, growth rates, margins, cash flows, customer concentration, inventory balances, and expense levels may not be indicative of future performance, and period-to-period comparisons may not be meaningful.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

There is no public market for our securities, and you may not be able to resell your investment.
There is no formal marketplace for the resale of our securities. Under Regulation Crowdfunding, securities purchased in this offering generally cannot be resold for a period of one year, except in limited circumstances such as a transfer to the Company, an accredited investor, a family member, or as part of an offering registered with the SEC. Even after this restriction lapses, there is no guarantee that a market will develop for our securities, that the Company will facilitate transfers, or that you will be able to find a buyer at any price. You should be prepared to hold your investment indefinitely and should not invest funds you may need in the foreseeable future.

The offering price was not determined by a third-party and may not reflect the actual value of your investment.
The price of the securities in this offering was determined by the Company and was not established through an independent third-party valuation, arm's-length negotiation, or market mechanism. Factors considered may have included our capital needs, prior fundraising, informal estimates of value, and comparable company data, but this process is inherently subjective. The price you pay may bear little relationship to our assets, book value, net worth, revenue, or any other established criteria of value, and may be substantially higher than the price at which shares would trade if a public market existed. You should not assume that the offering price reflects the fair market value of the securities.

Your ownership percentage may be diluted by future issuances of securities.
We anticipate issuing additional equity securities in the future to raise capital, compensate employees and directors, or in connection with strategic transactions. Any such issuance will dilute the percentage ownership of investors in this offering and could reduce the value of your investment. We are not obligated to offer existing investors the opportunity to participate in future financings, and future securities may carry rights, preferences, or privileges senior to those associated with the securities offered here, including with respect to dividends, liquidation, and voting.

As an investor in this offering, you will have limited ability to influence corporate decisions.
Following this offering, our founders, officers, and directors are expected to continue to hold a substantial majority of our voting power. As a result, they will likely retain the ability to control the outcome of matters submitted to stockholders for approval, including the election of directors, approval of significant corporate transactions such as a merger, sale of substantially all assets, or dissolution, amendments to our governing documents, and future issuances of securities. Investors in this offering should not expect to have any meaningful influence over the management or strategic direction of the Company, and our interests as a corporation may not always align with the interests of any individual minority investor.

We do not intend to pay dividends, and your return, if any, will depend on a future sale of your securities or a liquidity event.
Other than distributions historically made to our stockholders in connection with the Company's status as an S corporation, we have not paid dividends on our capital stock and we do not anticipate paying dividends so in the foreseeable future. We intend to retain any future earnings to fund operations, working capital, inventory, and growth initiatives. As a result, capital appreciation, if any, will be your sole source of gain, and only if a liquidity event occurs, such as a sale of the Company, a public offering, or a market for our securities otherwise develops. There is no assurance that any such event will occur.

Our governing documents and this offering do not provide investors with the same information rights or protections available to investors in registered offerings.
Following this offering, our ongoing disclosure obligations under Regulation Crowdfunding are more limited than those applicable to public reporting companies, and we may terminate certain ongoing reporting obligations under applicable thresholds. You may have limited access to financial statements, operational updates, or other Company information beyond what is legally required. You should not expect the same level of transparency, inspection rights, or investor protections that apply to holders of registered securities.

We depend on the funding portal through which this offering is conducted, and issues with that platform could affect your investment.
This offering is being conducted through a registered funding portal or broker-dealer intermediary. We depend on that platform to process subscriptions, hold investor funds in escrow, facilitate closing, and, in some cases, support future transfers of securities. Any disruption to the platform's operations, including technical failure, loss of registration, insolvency, regulatory action, or cybersecurity incident, could delay or impair this offering or your ability to access records of your investment. We do not control the platform's operations and cannot guarantee its continued availability.

The Company may take corporate actions, including a sale, merger, or dissolution, without the consent of investors in this offering.
Under our governing documents and applicable law, major corporate actions generally require approval of the holders of a majority of voting shares rather than unanimous stockholder consent. Because voting control is expected to remain concentrated with our founders and management, the Company may enter into a merger, sale of assets, recapitalization, or

other significant transaction, or may voluntarily dissolve, without the approval or support of investors in this offering. Any such transaction could result in a return on investment that is less favorable than investors anticipated, or no return at all. In addition, under the Stockholders' Agreement, no sale of the Company may be approved without the prior written consent of each of Jared Schmidt and Jordan Schmidt individually, for so long as they maintain specified minimum ownership levels. Each founder therefore holds an individual right to block any sale of the Company, and a disagreement or deadlock between the founders could prevent a sale even if the Board of Directors and every other stockholder favored the transaction. Since the Company does not intend to pay dividends, a sale of the Company or similar liquidity event is expected to be the principal means by which investors could realize a return on their investment, and there can be no assurance that both founders will consent to any such transaction on any particular timeline or at all.

A cybersecurity breach or failure to protect customer and business data could harm our business and expose us to liability.
We collect, store, and process personal information from customers, employees, and business partners through our e-commerce platform, marketing systems, payment processing, and internal business systems. We may be the target of cyberattacks, phishing, ransomware, unauthorized access, or other security incidents. A breach could result in unauthorized disclosure or loss of customer data, payment card information, or proprietary business information, and could subject us to claims, regulatory investigation, and liability under state and federal privacy and data-security laws, including laws such as the California Consumer Privacy Act and similar state statutes. Remediation costs, litigation, regulatory fines, and reputational harm resulting from a data breach could materially and adversely affect our business.

Currency exchange rate fluctuations could increase our costs.
Although we generally transact with our overseas manufacturers and suppliers in U.S. dollars, the pricing we receive may be indirectly affected by fluctuations in foreign currency exchange rates, including the Chinese yuan and other currencies relevant to our supply chain. A weakening of the U.S. dollar relative to these currencies could cause our suppliers to raise prices to maintain their margins, increasing our cost of goods sold. We do not currently hedge against currency risk, and significant currency fluctuations could adversely affect our margins and results of operations.

We may become subject to litigation unrelated to product liability or intellectual property that could be costly to defend.
In the ordinary course of business, we may become subject to claims, disputes, or litigation involving employment matters, contract disputes, consumer-protection claims, advertising claims, regulatory inquiries, or other commercial matters. Litigation is inherently unpredictable, and the cost of defending claims, regardless of merit, can be substantial and may divert management time and Company resources. An adverse outcome in any litigation could result in monetary damages, injunctive relief, or reputational harm that materially affects our business.

Our insurance coverage may be insufficient to protect us against all losses, or may not be available on acceptable terms.
We maintain insurance covering certain risks, including general liability, product liability, property, and other coverages we consider appropriate. However, our insurance may not cover all types of losses, may be subject to significant deductibles or coverage limits, or may not be sufficient to cover the full cost of a claim, judgment, settlement, recall, or business interruption. Insurance premiums may also increase, or coverage may become unavailable or more restrictive, particularly following claims or in response to broader market conditions. Any uninsured or underinsured loss could have a material adverse effect on our financial condition.

Management will have broad discretion over the use of proceeds from this offering, and may not apply them in ways that improve our business or your investment.
We intend to use the proceeds of this offering as described in "Use of Proceeds," but we will retain broad discretion over the actual application of these funds. We may find it necessary or advisable to reallocate proceeds among the categories described, or use proceeds for purposes not currently anticipated. Investors will be relying on the judgment of management regarding the application of these proceeds, and there is no guarantee that the proceeds will be used in a manner that increases the value of your investment or improves our results of operations.

Our operating history may not be indicative of our future prospects, particularly as we pursue growth initiatives.
Although the Company has operated for more than 15 years, our historical results may not be a reliable basis for evaluating our future prospects. Our results have varied significantly from period to period, including as a result of episodic program purchases by certain large retail customers, and we recorded a net loss in fiscal 2025. In addition, the growth initiatives this offering is intended to fund, including accelerated direct-to-consumer marketing, expansion into new product categories, and international distribution, involve activities in which we have more limited experience and for which our historical performance provides limited guidance. These initiatives subject us to many of the risks encountered by growing companies , including uncertain revenue growth, evolving retailer and consumer relationships, and the need for additional capital. There is no assurance that we will successfully address these challenges, and our historical results may not be representative of our future performance.

Rising labor costs and workforce availability could increase our operating expenses.
Our business depends on our ability to attract and retain employees involved in operations, customer service, warehousing, and administrative functions, as well as on the labor practices of our third-party manufacturers, warehouses, and logistics providers. Increases in minimum wage requirements, healthcare and benefits costs, competition for labor, or turnover could increase our operating expenses or those of our vendors, which could be passed on to us. Labor shortages or disruptions at our facilities or those of our partners could also impair our ability to fulfill orders. Any of these factors could adversely

affect our margins and results of operations.

Natural disasters, climate events, and other unforeseen disruptions could harm our supply chain and operations.
Our manufacturing, warehousing, and logistics operations, as well as those of our suppliers and partners, are subject to disruption from natural disasters, extreme weather, fire, flood, earthquake, public health emergencies, or other catastrophic events. Such events could damage facilities, disrupt production or shipping, delay delivery of inventory, or otherwise impair our ability to serve customers. We do not control the disaster-preparedness or business-continuity planning of our overseas manufacturers and third-party logistics providers, and any significant disruption could have a material adverse effect on our business.

Our projections and forward-looking statements are inherently uncertain and may not be achieved.
Any projections or forward-looking statements regarding anticipated financial or operational performance, including revenue, gross margin, EBITDA, profitability, retail-door count, customer growth, product launches, inventory turnover, or multi-year forecasts, are hypothetical,are based on management's assumptions and estimates, and have not been independently verified or audited. These assumptions may prove incorrect due to events and circumstances beyond our control, including changes in consumer demand, customer orders, competition, tariffs, product costs, retailer behavior, advertising costs, supply-chain conditions, financing availability, and general economic conditions. Actual results will vary from projections, and variances may be material. You should not rely on any projection as a guarantee or assurance of future results.

Offering expenses may reduce the net proceeds available to the Company.
We will incur expenses in connection with this offering, including intermediary fees, legal fees, accounting fees, marketing expenses, escrow fees, filing fees, payment-processing fees, investor-relations costs, and other professional fees. These expenses may be significant and will reduce the net proceeds available for business operations. If the offering raises less than expected, offering expenses may represent a larger percentage of proceeds, reducing the amount available for growth initiatives and working capital.

We are subject to extensive and changing laws and regulations.
Our business is subject to a variety of laws and regulations, including those governing product safety, labeling, consumer protection, advertising, warranties, imports and customs, tariffs, privacy and data security, employment, tax, environmental matters, intellectual property, payments, e-commerce, and securities offerings. Compliance with these laws is costly, and the regulatory landscape changes over time. Changes in laws or regulations, changes in enforcement priorities, or any failure to comply could increase our costs, require changes to products or operations, delay shipments, subject us to fines or penalties, result in litigation, or adversely affect our business.

Environmental, packaging, and chemical-disclosure laws may increase our costs.
Our products, packaging, coatings, adhesives, plastics, inks, wood, metals, and other materials may be subject to federal, state, local, or foreign environmental, chemical, packaging, recycling, extended-producer-responsibility, and product-disclosure laws. Such laws may require testing, labeling, reporting, reformulation, changes in packaging, supplier certifications, or payment of fees. Requirements may vary by jurisdiction and may change over time. Noncompliance could result in penalties, product restrictions, retailer delisting, recalls, or reputational harm. Compliance may also increase our costs and reduce margins.

Our business may be affected by economic and market conditions and by force majeure events.
Our business may be adversely affected by economic and market conditions, including inflation, interest rates, recession, unemployment, foreign currency exchange rates, consumer demand, commodity prices, freight costs, and competition. In addition, our operations may be disrupted by force majeure events such as natural disasters, pandemics, war, terrorism, civil unrest, cyberattacks, labor disruptions, port strikes, transportation disruption, fire, flood, or other unforeseeable events. Such events could disrupt our supply chain, logistics, operations, retailer relationships, and financial performance.

This offering is being conducted under Regulation Crowdfunding, and failure to comply with applicable requirements could have adverse consequences.
This offering is being conducted pursuant to Regulation Crowdfunding, which imposes requirements relating to issuer eligibility, offering limits, disclosure, financial statements, communications, intermediary use, investor limits, progress updates, bad-actor disqualification, and ongoing reporting. If we, our covered persons, or the intermediary fail to comply with applicable requirements, we may be unable to complete the offering, may be required to refund investor funds, may become subject to regulatory enforcement, may face investor claims, or may lose the availability of the exemption. Any such outcome could materially harm our business and reputation.

Communications about this offering are restricted and could create compliance risk.
Communications about this offering must comply with Regulation Crowdfunding and other securities laws. We may be limited in what we can say outside the intermediary's platform, and communications may need to direct investors to the offering page. Statements made by us, our officers, employees, founders, affiliates, promoters, influencers, or other persons acting on our behalf could be alleged to be inaccurate, misleading, incomplete, or noncompliant. Improper communications could result in regulatory scrutiny, investor claims, rescission claims, delays, or termination of the offering.

The crowdfunding intermediary and offering process create risks outside our control.

This offering depends on the services of a third-party funding portal or broker-dealer intermediary, as well as escrow, payment-processing, identity-verification, investor-communication, and electronic-signature systems. The intermediary may experience technology failures, compliance issues, delays, policy changes, investor-service issues, cyber incidents, or operational problems. Investors may cancel commitments within permitted periods, fail to fund commitments, or be rejected by the platform. If the intermediary terminates the offering, experiences a disruption, or fails to perform as expected, our ability to raise capital may be impaired.

Our founders control the Company, and you will have limited voting power and influence.
Following this offering, our founders and existing stockholders will continue to own a substantial majority of our outstanding voting securities. They will be able to control substantially all matters submitted to stockholders, including the election of directors, amendments to governing documents, issuance of additional securities, approval of related-party transactions, mergers, sales of assets, financings, and other significant corporate actions. As a holder of Common Stock acquired in this offering, you will be a minority holder with limited ability to influence corporate decisions. Your interests may differ from those of the controlling stockholders. We are not subject to the governance requirements applicable to public companies and may not have independent directors or board committees. In addition, each investor in this offering will grant Jared Schmidt and Jordan Schmidt an irrevocable proxy to vote all of the investor's shares on all matters, as described under "Common Stock — Voting Rights" below. Investors in this offering therefore will not be able to vote their shares at all while the Stockholders' Agreement remains in effect, and voting control will rest with the founders, who also serve as the Company's officers, regardless of the percentage of shares the founders themselves own.

Your investment will be diluted, including by bonus shares offered in this offering.
Your ownership percentage may be reduced through future issuances of equity, including subsequent financing rounds, employee or consultant equity compensation, stock option grants, convertible notes, SAFEs, warrants, preferred stock, acquisition consideration, or other securities. In addition, this offering may include bonus shares offered through time-based, amount-based, or other incentive programs, which result in the issuance of additional shares without equivalent additional consideration and dilute non-bonus investors. The terms of future financings may be more favorable to new investors than the terms of your investment and may be at a lower price per share, further diluting your investment.

Future investors may receive rights superior to yours.
Future investors may receive preferred stock, convertible securities, warrants, anti-dilution protection, liquidation preferences, dividends, redemption rights, information rights, board rights, veto rights, registration rights, preemptive rights, or other rights that are senior to or more favorable than the rights of investors in this offering. These rights may reduce the value of your securities, limit your upside, or reduce the amount you would receive in a sale, liquidation, or other liquidity event.

Your information and other rights as an investor are limited.
In contrast to publicly listed companies, we are generally obligated to provide only the limited post-offering information required under Regulation Crowdfunding, principally through annual reporting, unless and until those reporting obligations terminate. You will generally not be entitled to interim updates, detailed operational information, audited financial statements, board materials, budgets, customer-level data, supplier information, or the level of disclosure that public-company investors receive. In addition, as a minority holder, you will have limited rights with respect to corporate actions, including additional issuances of securities, repurchases, a sale of the Company or significant assets, amendments to governing documents, and transactions with related parties.

Our Regulation Crowdfunding reporting obligations may terminate in the future.
Our obligation to provide annual reports under Regulation Crowdfunding may terminate in the future if we become eligible to terminate those obligations. If our reporting obligations terminate, investors may receive little or no ongoing information about our business, financial condition, results of operations, or prospects. The lack of ongoing information could make it more difficult for investors to evaluate their investment or find a potential buyer for their securities.

The amount raised may include investments from company insiders
Our officers, directors, founders, existing significant owners, employees,or their immediate family members may invest in this offering, and any investments may be included in the total raised amount reflected on the campaign page. As a result, the reported progress of the offering may not reflect solely third-party investor demand. Insider participation should not be interpreted as an assurance of future performance or as a substitute for each investor's independent evaluation of the Company and this offering.

Investors in this offering will have limited remedies and may face difficulty enforcing rights.
Since the securities are illiquid, privately held, and issued by a non-reporting private company, investors may face practical difficulties enforcing rights or obtaining remedies. Litigation may be expensive, time-consuming, and uncertain. Our governing documents include limitations on liability, indemnification provisions, exclusive forum provisions, a waiver of the right to trial by jury, transfer restrictions, drag-along provisions, and other provisions that affect investor rights as described in the risk factors that follow and under "Common Stock", below. Investors should review the subscription agreement, governing documents, and offering materials carefully before investing.

Investors will be subject to exclusive forum provisions and a waiver of the right to trial by jury.
The Stockholders' Agreement, the Subscription Agreement and the Company's bylaws each require that most disputes

relating to those documents, an investor's investment or the Company's internal affairs be brought exclusively in the Court of Chancery of the State of Delaware or, in specified circumstances, another Delaware state court or the federal district court for the District of Delaware. Each of those documents also provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. In addition, under the Stockholders' Agreement and the Subscription Agreement, each investor irrevocably waives the right to trial by jury in proceedings arising out of those agreements or the transactions they contemplate. These provisions may limit an investor's ability to bring a claim in a judicial forum the investor considers favorable, may impose additional cost and inconvenience on investors seeking to pursue claims, and may discourage claims from being brought. The jury trial waiver does not apply to claims arising under the federal securities laws, and nothing in the offering documents constitutes a waiver by any investor of compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Stockholders' Agreement may be amended without your consent, and you will be required to sign future financing documents, which the proxy holders may sign on your behalf.
The Stockholders' Agreement may be amended or its terms waived with the written consent of the Company and the holders of a majority of the outstanding Common Stock. The founders are expected to control that majority, including because they will hold an irrevocable proxy to vote the shares sold in this offering, and accordingly they will be able to approve amendments to the Stockholders' Agreement without the consent of any investor. An amendment that applies to a group of stockholders in a manner materially and adversely different from its application to other stockholders requires the consent of holders of a majority of the shares held by the affected group, but no individual investor's consent is otherwise required. In addition, if the Company completes a qualified equity financing of at least $2,000,000, investors in this offering will be required to execute the customary venture capital financing agreements approved by the Board of Directors, including any amendment and restatement of the Stockholders' Agreement, and the proxy and power of attorney granted under the Stockholders' Agreement will survive for the purpose of permitting the proxy holders to execute those agreements on behalf of any investor who fails to do so. The terms of your investment may therefore change materially after the closing without any action or approval by you.

The Company may sell or issue securities in other offerings.
We may conduct other securities offerings in the future, including offerings under Regulation D, Regulation A, Regulation Crowdfunding, bank financings, convertible-note financings, SAFE financings, strategic investments, or other transactions. Future offerings may occur at a lower valuation than this offering, may include securities senior to the securities offered here, and may result in dilution. We may also issue securities as compensation to employees, contractors, advisors, influencers, strategic partners, or service providers, which may dilute investors.

The Company is currently an S corporation and will revoke its S corporation election in connection with the closing of this offering, and its tax status has significant consequences for investors.
The Company has elected to be treated as an S corporation for U.S. federal income tax purposes. Investors in this offering will not hold shares at any time while the Company is an S corporation. Investors will not receive Schedules K-1 from the Company, will not be allocated any of the Company's items of income, gain, loss, deduction, or credit, and will not be entitled to any tax distributions. The Company will revoke its S corporation election in connection with the closing of this offering, and the Company will not issue any shares in this offering while it is an S corporation. If the conditions to the initial closing of this offering are satisfied and the Company determines to close, the Company will file a revocation of its S corporation election under Section 1362(d)(1) of the Internal Revenue Code specifying an effective date on or before the date of the initial closing and, in any event, before any shares are issued in this offering, and the Company will be taxed as a C corporation from and after that date. The revocation requires the consent of holders of more than one-half of the outstanding shares, which the founders hold, and neither the revocation nor its timing requires notice to or the consent of investors in this offering. If this offering does not close, no revocation will become effective and the Company will remain an S corporation. The Company has instructed the intermediary and the escrow agent that no shares may be issued in this offering until the revocation has been filed with an effective date on or before the date of issuance. If, however, the revocation is filed late, is defective, or is determined by the Internal Revenue Service to be ineffective, or if shares are issued before its effective date, the Company's S corporation election would terminate as of the date the first ineligible stockholder acquired shares rather than on the date stated in the revocation. Since the revocation is expected to take effect during the Company's taxable year rather than on the first day of a taxable year, that year will be divided into a short S corporation year ending on the day before the effective date and a short C corporation year beginning on the effective date. The Company's income for the year must be divided between the two short years. Under Section 1362(e)(2) of the Internal Revenue Code, the default method allocates income ratably by the number of days in each short year without regard to when the income was actually earned. Alternatively, under Section 1362(e)(3), the Company may elect, with the consent of the affected stockholders, to allocate income based on a closing of its books as of the day before the effective date. The choice between these methods determines how much of the Company's income for the year is taxed to its existing stockholders on their personal returns and how much is subject to corporate-level income tax payable by the Company. Since the Company's business is seasonal and a significant portion of its sales occurs in the second half of the calendar year, the two methods may produce materially different results. The Company has not yet determined the effective date of the revocation or which allocation method it will use, and it is not obligated to select the method that minimizes the Company's own corporate-level tax. These determinations will be made by the founders, who hold a majority of the outstanding Common Stock and whose personal tax liability moves in the opposite direction from the Company's. That is a conflict of

interest, and investors in this offering will have no right to notice of, consent to, or participation in either determination, even though the outcome affects the amount of corporate income tax the Company pays for the year in which the closing occurs. Following the revocation of the Company's S corporation election, the Company will be taxed as a C corporation. As a C corporation, the Company will pay federal and applicable state income tax at the corporate level, and investors in this offering will not receive Schedules K-1. Distributions by a C corporation are generally taxable to stockholders as dividends to the extent of the Company's earnings and profits, resulting in two levels of tax on corporate earnings. The Company does not intend to declare dividends. Investors in this offering will therefore hold stock in a corporation whose earnings are subject to corporate-level income tax, and the Company's cash flow available for its business will be reduced by corporate-level income tax that the Company has not historically paid. Prospective investors should consult their own tax advisors regarding the Company's tax status and its consequences for their investment. Following the revocation, the Company will not be eligible to elect S corporation status again for five taxable years without the consent of the Internal Revenue Service. Investors should not expect the Company to be taxed as a pass-through entity at any time while they hold shares purchased in this offering. Since the Company will revoke its S corporation election before any shares are issued in this offering, the shares of Common Stock sold in this offering will be issued at a time when the Company is taxed as a C corporation. Stock issued by a C corporation may constitute qualified small business stock under Section 1202 of the Internal Revenue Code, but only if the Company and the holder satisfy a number of additional requirements, including that the Company's aggregate gross assets not exceed the applicable statutory limit at the time of issuance and immediately after the issuance, that the Company be engaged in a qualified trade or business and satisfy the active business requirement during substantially all of the holder's holding period, and that the holder hold the shares for the applicable minimum holding period. Whether those requirements are satisfied depends on facts that may change after the closing, that are outside an investor's control, and that in some cases cannot be determined until the shares are sold. The Company has not agreed to operate in a manner that preserves qualified small business stock treatment, does not undertake to monitor its qualification, and makes no representation that the shares sold in this offering will constitute qualified small business stock or that any investor will be eligible to exclude any gain under Section 1202. Investors should not purchase shares in reliance on Section 1202 and should consult their own tax advisors. State and local tax treatment of the Company and its stockholders may differ from the federal income tax treatment described above and a number of states do not conform to Section 1202. Investors will have no remedy if the sequencing described above is not achieved. The Company has no obligation to rescind any subscription, to refund any investment, or to compensate any investor if the revocation of its S corporation election is not filed or does not become effective as intended, and the consequences of any such failure would fall principally on the Company and its existing stockholders rather than being remediable by investors in this offering. Nothing in this risk factor waives, or is intended to waive, any right or remedy that an investor may have under the federal securities laws.

Investors may suffer adverse tax consequences.
Investing in the securities may have tax consequences that vary based on each investor's circumstances. The Company does not provide tax advice, and the tax treatment of an investment may depend on future events, Company actions, investor status, holding period, residence, and changes in law. Investors may not receive tax information on a timely basis, and the securities may be difficult to value for tax purposes. Each investor should consult the investor's own tax advisor regarding the federal, state, local, and foreign tax consequences of investing in the Company.

The market for consumer products can change rapidly.
Consumer preferences, design trends, shopping patterns, retailer strategies, advertising channels, and competitive dynamics may change rapidly. Products that are successful today may become less desirable in the future. We may fail to anticipate or respond to these changes, or we may invest in products, inventory, packaging, marketing, or channels that do not produce expected results. Failure to adapt could reduce sales and harm our brand.

Any of the foregoing risks could result in the loss of your entire investment.
The risks described above, individually or in combination, could materially and adversely affect our business, financial condition, results of operations, prospects, and valuation. If any of these risks occurs, investors could lose all or part of their investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jared Schmidt	5,000,000	Common Stock	44.612%
Jordan Schmidt	5,000,000	Common Stock	44.612%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 840,136 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 11,207,730 outstanding.

Voting Rights

Each share of Common Stock entitles the holder to one vote on all matters submitted to a stockholder vote. Investors in this offering will grant an irrevocable proxy over their shares to the founders. Under a side letter among the Company, the founders and Howard Elman, the founders have waived that proxy as to the 1,207,730 shares of Common Stock held by Mr. Elman, and Mr. Elman may vote his shares directly. The proxy will therefore apply to all outstanding shares of Common Stock other than the shares held by the founders and Mr. Elman. See "Material Rights" below.

Material Rights

PLEASE BE AWARE, each investor in this offering will be required as a a condition to the investor's subscription, to become a party to the issuer's Stockholders' Agreement, attached to the Form C as Exhibit F, and thereby grant to Jared Schmidt and Jordan Schmidt, acting jointly (or, in specified circumstances, an independent proxy holder), an irrevocable proxy and power of attorney to vote all of the investor's shares on all matters submitted to a vote or consent of the stockholders, including the election of directors, amendments to the Company's governing documents, increases in authorized capital, any sale of the Company and any future financing, except to the extent a separate vote is required by non-waivable provisions of applicable law. As a practical matter, investors in this offering will have no ability to vote their shares. The proxy holders, Jared Schmidt and Jordan Schmidt, are the Company's co-founders and serve as its principal executive officers and as directors. The proxy is coupled with an interest and is irrevocable for so long as the Stockholders' Agreement remains in effect. The related power of attorney also authorizes the proxy holders to sign documents on an investor's behalf, including documents required to complete a sale of the Company approved in accordance with the Stockholders' Agreement and the future financing documents described under "Material Rights" below, if the investor fails to sign within five business days of a request. In substance, by investing in this offering an investor gives up the ability to vote the investor's shares on any matter, and to decide whether to sign transaction documents for a sale of the Company or a qualified financing, for as long as the Stockholders' Agreement remains in effect.

Distribution rights & preferences: All shares of Common Stock are identical and participate equally in any dividends or distributions declared by the Board. Since only one class of stock is authorized, there are no preferential or priority rights. In addition to the rights and restrictions described above, shares purchased in this offering will be subject to the Stockholders' Agreement, which includes (i) the irrevocable proxy and power of attorney described under "Voting Rights" above, which does not apply to the shares held by the founders or by Howard Elman, (ii) restrictions on transfer, including a requirement of prior written consent of the Company for most transfers and a right of first refusal in favor of the Company, the founders and Howard Elman, (iii) drag-along obligations requiring investors to vote in favor of, and sell their shares in, a sale of the Company approved by the Board and holders of a majority of the outstanding Common Stock and consented to in writing by each of Jared Schmidt and Jordan Schmidt individually, together with a waiver of dissenters' and appraisal rights and an agreement not to challenge any such sale, subject to exceptions for claims based on fraud or willful misconduct, claims to enforce the investor protections in the Stockholders' Agreement and claims that cannot be waived as a matter of law, (iv) market stand-off and lock-up obligations in connection with certain future offerings, (v) confidentiality obligations, (vi) an acknowledgment that the Company's reporting and information delivery obligations to investors are limited to those required by Regulation Crowdfunding, (vii) a provision permitting the Stockholders' Agreement to be amended with the written consent of the Company and the holders of a majority of the outstanding Common Stock, a majority the founders are expected to control, including by voting shares sold in this offering under the irrevocable proxy, so that the terms described in this section may be amended after the closing without the individual consent of any investor, provided that an amendment that applies to a group of stockholders in a manner materially and adversely different from other stockholders requires the consent of holders of a majority of the shares held by the affected group and a provision under which an investor is bound by the Stockholders' Agreement as in effect at the time the Company accepts the investor's subscription, and as thereafter amended, notwithstanding that a prior version may have been included in the

Form C, (viii) an obligation, upon a qualified equity financing of at least $2,000,000, to execute the customary venture capital financing agreements approved by the Board of Directors, including any amendment and restatement of the Stockholders' Agreement, which agreements the proxy holders may execute on behalf of any investor who fails to do so, (ix) a provision requiring the prior written consent of Jared Schmidt and Jordan Schmidt to any amendment, waiver, termination or modification that would materially and adversely affect such Key Holder's specified rights, economic or voting rights, or Key Holder status, (x) a participation right entitling each founder, but not investors in this offering, to purchase a pro rata share of securities offered in future equity financings, which may allow the founders to maintain their percentage ownership while investors in this offering are diluted, (xi) exclusive Delaware forum provisions and a waiver of the right to trial by jury, as described under "Risk Factors" above, (xii) a representation, for investors joining by subscription joinder, that the investor has full power and authority to bind any interest of the investor's spouse in the shares, and (xiii) a side letter with Howard Elman under which the irrevocable proxy does not apply to his shares and, for so long as he holds at least 603,865 shares, he may attend meetings of the Board of Directors as a nonvoting observer and receive the materials provided to directors. Investors in this offering have no comparable rights. The Company has also reserved 869,565 shares of Common Stock for issuance under its Equity Incentive Plan. There are no restricted stock units or stock appreciation rights outstanding. The Company intends to issue restricted stock units or stock appreciation rights to key employees following the closing of this offering. Any shares issued upon settlement of those awards will dilute investors in this offering, and any awards settled in cash will create payment obligations of the Company tied to appreciation in the value of the Common Stock.

Liquidation rights & preferences: Upon liquidation, dissolution, or winding up of the Company, after payment of all debts and liabilities, remaining assets are distributed pro rata among all Common Stockholders based on the number of shares held.

Dividend rights: The Board of Directors may declare and pay dividends on Common Stock out of legally available funds. No dividends are guaranteed or cumulative.

What it means to be a minority holder

As a minority shareholder in the Company, you will not have the power to control or prevent major corporate decisions, including the issuance of additional shares, Company buybacks, sale of the Company or its assets, transactions with Company insiders, or changes to the Company's structure. Such decisions are made by the Board of Directors or by majority vote of shareholders. All shares of Common Stock are identical and have equal voting rights, one vote per share. Although each share of Common Stock carries one vote, investors in this offering will grant an irrevocable proxy over their shares to the founders under the Stockholders' Agreement, as described above, and accordingly will have no practical ability to vote their shares. Mr. Elman is not subject to that proxy and may vote his shares directly. You cannot unilaterally block any corporate action. Investors in this offering may also have rights that are less than those of other existing or future investors, who may hold securities or contractual rights not available to you.

Dilution

When the Company issues additional shares, your ownership percentage will decrease. For example, if you own 1% of the Company today and the Company later issues new shares equal to 50% of current outstanding shares, your ownership stake will be diluted to approximately 0.67%, even if the Company's total value increases.
The Company may issue additional shares through:
Future equity fundraising rounds (venture capital, additional crowdfunding, angel investors)
Employee stock option exercises
Conversion of other securities (convertible notes, preferred stock, warrants) into Common Stock
Issuance of stock-like compensation agreements such as Stock Appreciation Rights and Restricted Stock Units, which the Company intends to issue to key employees following the closing of this offering.
Dilution itself is not necessarily harmful. If the Company uses the capital from new share issuances to grow revenue and value, all shareholders may benefit despite owning a smaller percentage. However, if the capital is poorly deployed, shareholder value can decrease. Dilution also reduces your voting power and percentage claim on any future earnings or asset sales. Dilution may also reduce the value of each share you own, meaning your shares could be worth less than before the issuance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created

for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2024 was $15,917,178 compared to $13,457,559 in fiscal year 2025.
This represents a decrease of $2,459,619, or 15.5%, attributable mainly to the episodic Costco program cycle described below; excluding Costco, revenue grew 27.2% year over year. The majority of this decline was driven by Costco, which purchases from us as a program buyer rather than as a shelf-filling account. Unlike our core wholesale relationships, which place recurring reorders to replenish retail shelf stock, Costco evaluates and approves individual promotional programs for a defined period, with no obligation or expectation that a given program repeats the following year. Gross purchases across our combined U.S. and international Costco relationships fell from $7,068,076 in fiscal 2024 to $1,545,539 in fiscal 2025, a decrease of $5,522,537, or 78.1%, reflecting the absence of a comparable program order in fiscal 2025 rather than any change in product demand, quality, or the underlying relationship. Because Costco's purchasing is inherently episodic, period-over-period results at this account can swing significantly regardless of overall business health, and we do not treat Costco as a predictable revenue base in the way we do our shelf-filling wholesale partners.
Broader macro conditions, including uncertainty surrounding U.S. tariff policy during fiscal 2025, also created some disruption to shipment timing across the business, though this was a separate and more limited factor than the Costco program cycle described above.
Excluding Costco entirely, the Company's revenue grew from $10,331,765 in fiscal 2024 to $13,142,285 in fiscal 2025, an increase of $2,810,520, or 27.2%, on a gross basis. Target, our largest retail account, grew gross purchases by $1,067,746, or 33.3%. HEB grew by $544,771, or 71.8%. Williams-Sonoma grew by $290,408, or 62.0%. HomeGoods grew by $556,047, or 289.1%. Our direct-to-consumer e-commerce channel grew by $541,325, or 62.0%, reflecting increasing brand strength directly with consumers. We also grew or established new relationships with Dillard's, PriceSmart, Marshalls, The Container Store, and TJ Maxx during the year, alongside softness at a small number of other wholesale accounts, including Walmart. This underlying 27.2% growth rate across the rest of the business underscores the diversification of our non-Costco relationships beyond any single, non-repeating account.
Cost of Sales
Cost of sales for fiscal year 2024 was $10,486,543 compared to $8,579,085 in fiscal year 2025.
This represents a decrease of $1,907,458, or 18.2%. Cost of sales declined at a faster rate than revenue, which is consistent with lower unit volume rather than a change in per-unit product cost.
Gross Margins

As DTC and other higher-margin shelf-filling accounts became a larger share of total revenue and the lower-margin Costco program business became a smaller share, overall gross margin improved even as gross profit dollars declined with the smaller revenue base.
Gross profit for fiscal year 2024 was $5,430,635 compared to $4,878,474 in fiscal year 2025. Dollarized gross profit declined by $552,161, or 10.2%, in line with decreased revenue as a result of Costco.
However, gross margin as a percentage of revenue improved by roughly 2.1 points. This improvement was driven primarily by a shift in our sales mix: Costco is a lower-margin account relative to the rest of our business, and the decline in Costco's program-buy volume was replaced by growth in higher margin channels including our direct-to-consumer channel, which carries our highest margins.
Expenses
Expenses for fiscal year 2024 were $4,573,420 compared to $4,807,410 in fiscal year 2025.
This is an increase of $233,990, or 5.1%. This was driven by a 37.8% increase in selling and marketing expense (from $638,880 to $880,528), while general and administrative expense was essentially flat (down 0.2%, from $3,934,540 to

$3,926,882). The increased marketing spend was driven by our investment in marketing for our highest margin channel, DTC. DTC requires digital advertising to drive sales and the added marketing spend helped drive those sales up 62% versus 2024. The combined effect of declining revenue and higher marketing spend against a smaller topline caused operating income to fall from $857,215 in fiscal year 2024 to $71,064 in fiscal year 2025, a decline of 91.7%. After interest expense of $300,328 (2025) and $293,433 (2024), the Company recorded net income of $563,782 in fiscal year 2024 and a net loss of $229,264 in fiscal year 2025.

Income Taxes

The Company has been treated as an S corporation for U.S. federal income tax purposes throughout the periods discussed above. As a result, the results of operations described in this section include no provision for federal income tax at the Company's level and only limited state income and franchise tax expense. Items of the Company's income, gain, loss, deduction, and credit were instead passed through to its existing stockholders, who bore the income tax on the Company's earnings. Net income of $563,782 in fiscal year 2024 and the net loss of $229,264 in fiscal year 2025 are therefore stated before any entity-level federal income tax. The historical results discussed in this section are accordingly not comparable to the results the Company expects to report for periods after the revocation of its S corporation election, and historical net income does not reflect the earnings the Company would have retained had it been taxed as a C corporation.

In addition, on the effective date of the revocation the Company will be required to recognize deferred tax assets and deferred tax liabilities for the differences between the book and tax bases of its assets and liabilities. That initial recognition will result in a one-time, non-cash charge or benefit to earnings in the period in which the revocation becomes effective, and the amount may be material. The Company has not yet determined that amount. Investors should not rely on the historical results of operations discussed in this section as an indication of the Company's after-tax earnings or cash flow following the closing of this offering.

Historical results and cash flows:

Past cash was primarily generated through product sales, supplemented as needed by borrowings under our accounts receivable and inventory factoring facility. Because our revenues are typically collected on a delay following sale, while inventory purchases are funded on trade credit payment terms, a working capital gap opens up between when we pay for inventory and when we collect on the resulting sales. Our ABL facility exists to bridge that gap, and drawing on it to fund working capital in periods of negative operating cash flow — such as fiscal 2025 — has been our operating model for the past five years. Net cash used in operating activities was $2,685,353 in fiscal 2025, offset by $3,100,162 in net cash provided by financing activities, primarily a $3,352,114 net draw on the accounts receivable and inventory factoring facility. In fiscal 2024, by contrast, operations generated $2,111,134 in cash — aided by AP growth from trade-credit-funded inventory and improved collections — which funded a $2,153,504 net paydown across the facility, shareholder loans, and promissory notes, along with shareholder distributions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2026 , the Company had $217,553.42 in cash on hand, a revolving accounts receivable and inventory factoring facility permitting borrowings of up to $5,000,000 (secured by substantially all Company assets, with $2,214,595.90 outstanding as of that date), and a long-term SBA Economic Injury Disaster Loan with $1,037,178 outstanding (3.75% interest, maturing in 2050). The Company's related-party loans, which totaled $182,389 as of December 31, 2024, were fully repaid during fiscal 2025 and had a $0 balance as of December 31, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company's operations. These funds are required to support working capital, including financing inventory purchases and covering the gap between when we pay for inventory on trade credit and when we collect on sales, both of which are currently financed through draws on our accounts receivable and inventory factoring facility, and to fund continued growth of our direct-to-consumer channel.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company has operated for more than 15 years without institutional equity financing, funding operations through cash from product sales and its accounts receivable and inventory factoring facility. Proceeds from this campaign are intended to accelerate growth, particularly in our direct-to-consumer channel, and to reduce reliance on borrowings for working capital. At our maximum offering amount of $1,234,999.92, net proceeds from the campaign, together with availability from time to time under our $5,000,000 accounts receivable and inventory factoring facility (of which $2,214,595.90 was outstanding as of July 31, 2026) would be available to fund operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises only its minimum target amount of $19,999.35, we plan to revert to lower marketing spend and continue to operate the business using our ABL facility, as we have in the past.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its maximum offering amount of $1,234,999.92, we believe this will put us in a fully funded position based on our existing projections, which are subject to change.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. In 2026, the Company has secured an accounts receivable and inventory factoring facility with Sallyport Capital to replace the Entrepreneur Growth Capital, LLC facility. The Sallyport Capital facility carries more flexible liquidity-access terms than our prior facility with Entrepreneur Growth Capital LLC and maintains the same $5,000,000 cap. In addition, one of our main suppliers has converted $1,000,000 of inventory payables into a 0% interest subordinated loan payable over 3 years.

Indebtedness

- Creditor: U.S. Small Business Administration (SBA) — Economic Injury Disaster Loan (EIDL)
  Amount Owed: $1,077,757.00
  Interest Rate: 3.75%
  Maturity Date: November 06, 2050
  Subordinated to Sallyport Commercial Finance, LLC.

- Creditor: Yangjiang Gangfu Industrial Co., Ltd.
  Amount Owed: $1,000,000.00
  Interest Rate: 0.0%
  Maturity Date: July 31, 2029
  Subordinated non convertible debt to our supplier

- Creditor: Sallyport Commercial Finance, LLC
  Amount Owed: $2,214,595.90
  Interest Rate: 2.0%
  Maturity Date: June 01, 2028
  Factoring fee rate of the base rate plus 2.00%, subject to a 5.50% base rate floor, plus an initial factoring fee of 0.50% and an additional factoring fee of 0.50% per additional fee period (accounts receivable factoring facility with a maximum facility limit of $5,000,000, with advances of up to 85% of the face amount of eligible accounts). Secured by substantially all assets of the Company (blanket lien). Minimum quarterly sales volume of $2,200,000, with a shortfall fee if not met, and an early termination fee of 2% of the maximum facility limit during the original term

Related Party Transactions

- Name of Entity: Becher Schmidt USA, Inc.
  Names of 20% owners: Jared Schmidt
  Relationship to Company: Beneficial Owners of Over 20%
  Nature / amount of interest in the transaction: Loan from the Company with an outstanding balance of $425,096 as of December 31, 2025.
  Material Terms: The Company has paid freight expenses on behalf of Becher Schmidt, resulting in a loan from the Company with outstanding balances of $425,096 and $402,088 as of December 31, 2025 and December 31, 2024, respectively. The loan is payable on demand and bears interest at the applicable federal rate. The Company expects to collect the outstanding balance within the next one to two years.

- Name of Person: Jared Schmidt
  Relationship to Company: Director, executive officer and holder of 44.612% of the Company's outstanding Common Stock
  Nature / amount of interest in the transaction: Loan from the Company with an outstanding balance of $2,000 as of December 31, 2025.
  Material Terms: The Company has paid freight expenses on behalf of Jared Schmidt, resulting in a loan from the

Company with outstanding balances of $2,000 and $2,000 as of December 31, 2025 and December 31, 2024, respectively. The loan is payable on demand and bears interest at the applicable federal rate. The Company expects to collect the outstanding balance within the next one to two years.

- Name of Person: Jordan Schmidt
  Relationship to Company: Director, executive officer and holder of 44.612% of the Company's outstanding Common Stock
  Nature / amount of interest in the transaction: Loan from the Company with an outstanding balance of $10,589 as of December 31, 2025.
  Material Terms: The Company has paid freight expenses on behalf of Jordan Schmidt, resulting in a loan from the Company with outstanding balances of $10,589 and $10,589 as of December 31, 2025 and December 31, 2024, respectively. The loan is payable on demand and bears interest at the applicable federal rate. The Company expects to collect the outstanding balance within the next one to two years.

- Name of Person: Jared Schmidt and Jordan Schmidt
  Relationship to Company: Directors, executive officers and each a holder of 44.612% of the Company's outstanding Common Stock
  Nature / amount of interest in the transaction: S corporation distributions totaling $25,960 in fiscal year 2024.
  Material Terms: As an S corporation, the Company's items of income, gain, loss, deduction, and credit pass through to its stockholders, who bear the income tax on the Company's earnings. The Company made tax distributions to Jared Schmidt and Jordan Schmidt totaling $25,960 in fiscal year 2024 for tax burden. No tax distributions were made in fiscal year 2025. The Company will revoke its S corporation election before any shares are issued in this offering and does not intend to make tax distributions following the revocation.

Valuation

Pre-Money Valuation: $16,475,363.10

Valuation Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) shares reserved for issuance under a stock plan are not issued or outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.35 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Marketing and Product Development
  91.5%
  Investments will be focused on marketing to expand customer base, product development to expand product offerings, and general working capital to support overall growth of the business.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Marketing, Product Development and Brand Awareness
  30.5%
  Funding will be directed towards increasing brand visibility, product development to expand product offerings, and reaching new customers through targeted marketing campaigns and strategic partnerships.

- Retail Expansion
  30.5%
  Capital will be utilized to enhance the retail presence by increasing distribution in additional retail locations across the United States and International.

- Operational Enhancements
  30.5%
  Resources will be allocated to improve operational efficiency and supply chain management to support growing demand and ensure timely product delivery.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://schmidtbrothers.com/ (https://www.invest.schmidtbrothers.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/schmidt-brothers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Brother Brands, Inc. dba Schmidt Brothers

[See attached]

BROTHER BRANDS, INC. DBA SCHMIDT BROTHERS CUTLERY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Brother Brands, Inc. dba Schmidt Brothers Cutlery
Westwood, New Jersey

We have reviewed the accompanying financial statements of Brother Brands, Inc. dba Schmidt Brothers Cutlery (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

July 22, 2026
Calabasas, CA 91302

BROTHER BRANDS, INC. DBA SCHMIDT BROTHERS CUTLERY
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 441,712	$ 26,903
Accounts Receivable	3,002,218	2,207,823
Inventory	3,275,098	2,481,883
Due From Related Parties	437,686	414,677
Prepaids and Other Current Assets	163,677	128,480
Total Current Assets	**7,320,392**	**5,259,767**
Right-of-Use Assets	-	15,684
Total Assets	**$ 7,320,392**	**$ 5,275,450**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts Payable	$ 5,442,191	$ 5,736,303
Current Portion of Loans and Notes	29,107	69,564
Line of Credit	3,666,325	314,211
Related Party Loans	-	182,389
Lease Liability, current portion	-	15,934
Other Current Liabilities	251,483	767,394
Total Current Liabilities	**9,389,107**	**7,085,795**
Loans and Promissory Notes, net of current portion	1,048,650	1,077,757
Total Liabilities	**10,437,757**	**8,163,552**
STOCKHOLDERS' DEFICIT		
Common Stock	1,121	1,121
Additional Paid in Capital	23,879	23,879
Accumulated Deficit	(3,142,365)	(2,913,101)
Total Stockholders' Deficit	**(3,117,365)**	**(2,888,101)**
Total Liabilities and Stockholders' Deficit	**$ 7,320,392**	**$ 5,275,450**

See accompanying notes to financial statements.

Brother Brands, Inc. dba Schmidt Brothers Cutlery
Statements of Operations
(Unaudited)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 13,457,559	$ 15,917,178
Cost of Goods Sold	8,579,085	10,486,543
Gross Profit	**4,878,474**	**5,430,635**
Operating Expenses		
General and Administrative	3,926,882	3,934,540
Selling and Marketing	880,528	638,880
Total Operating Expenses	**4,807,410**	**4,573,420**
Operating Income	**71,064**	**857,215**
Interest Expense	300,328	293,433
Other Loss/(Income)	-	-
Income/(Loss) Before Provision for Income Taxes	**(229,264)**	**563,782**
Provision/(Benefit) for Income Taxes	-	-
Net Income/(Net Loss)	**$ (229,264)**	**$ 563,782**

See accompanying notes to financial statements.

BROTHER BRANDS, INC. DBA SCHMIDT BROTHERS CUTLERY
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance—December 31, 2023	**11,207,730**	**$ 1,121**	**$ 23,879**	**$ (3,450,923)**	**$ (3,425,923)**
Distribution	-	-	-	(25,960)	(25,960)
Net Income	-	-	-	563,782	563,782
Balance—December 31, 2024	**11,207,730**	**$ 1,121**	**$ 23,879**	**$ (2,913,101)**	**$ (2,888,101)**
Net Loss	-	-	-	(229,264)	(229,264)
Balance—December 31, 2025	**11,207,730**	**$ 1,121**	**$ 23,879**	**$ (3,142,365)**	**$ (3,117,365)**

See accompanying notes to financial statements.

BROTHER BRANDS, INC. DBA SCHMIDT BROTHERS CUTLERY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss/ Income	$ (229,264)	$ 563,782
Adjustments to Reconcile Net Loss/Net Income to Net Cash Used In/Provided by Operating Activities		
Non-Cash Lease Expense	(250)	(1,000)
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(794,395)	1,320,194
Inventory	(793,216)	(900,539)
Prepaids and Other Current Assets	(35,197)	(98,155)
Due From Related Parties	(23,009)	(110,183)
Accounts Payable	(294,112)	1,275,467
Other Current Liabilities	(515,911)	61,570
Net Cash Provided by Operating Activities/Net Cash Used In Operating Activities	**(2,685,353)**	**2,111,134**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Distributions	-	(25,960)
Line of Credit	3,352,114	(1,669,353)
Repayment of Shareholder Loans	(182,389)	(417,612)
Repayment of Promissory Notes and Loans	(69,564)	(40,579)
Net Cash Provided by Financing Activities/Net Cash Used in Financing Activities	**3,100,162**	**(2,153,504)**
Change in Cash	**414,809**	**(42,370)**
Cash —Beginning of The Year	26,903	69,273
Cash—End of The Year	**$ 441,712**	**$ 26,903**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 300,328	$ 293,433

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Brother Brands, Inc. dba Schmidt Brothers Cutlery was incorporated on July 18, 2014, in the State of Delaware. The financial statements of Brother Brands, Inc. dba Schmidt Brothers Cutlery (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Westwood, New Jersey.

Brother Brands, Inc. dba Schmidt Brothers Cutlery is a family-owned premium cutlery company specializing in German-engineered kitchen knives, universal magnetic storage solutions, and specialty culinary products. Founded by brothers Jared and Jordan Schmidt, the Company has built a rapidly growing brand through patented ergonomic designs, sustainable materials, and an accessible premium positioning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $191,712 and $0, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using an average method.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue through the sale of premium kitchen cutlery, magnetic knife storage solutions, specialty BBQ tools, and related kitchen accessories via both wholesale retail partnerships and its direct-to-consumer e-commerce platform.

Cost of Goods Sold
Cost of goods sold consists primarily of the cost of finished kitchen products, including knives, knife blocks, sharpeners, scissors, and packaging materials. It also includes freight and shipping costs, inventory adjustments, and other direct costs associated with sourcing, importing, and delivering products for sale.

Income Taxes
The Company is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2025 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $880,528 and $638,880, which are included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2025		2024
Prepaid Expenses	$	163,677	$	128,480
Total Prepaids and Other Current Assets	**$**	**163,677**	**$**	**128,480**

Other current liabilities consist of the following:

As of December 31,		2025		2024
Accrued Liability	$	174,792	$	767,394
Insurance Payable		37,686		-
401K Payable		35,550		-
Payroll Tax Liabilities		3,455		-
Total Other Current Liabilities	**$**	**251,483**	**$**	**767,394**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2025		2024
Finished Goods	$	3,207,081	$	2,469,860
Raw Materials		68,018		12,023
Total Inventory	**$**	**3,275,098**	**$**	**2,481,883**

5. LEASES

The Company had one operating lease for its business premises. The lease matured in 2025. Monthly payments ranged from $7,750 to $8,000, and the lease contained escalation clauses. Rent expense was recognized on a straight-line basis over the lease term.

The weighted-average remaining lease term for operating leases as of December 31, 2025 and 2024 was 0 years and 0.17 years, respectively.

The weighted-average discount rate for operating leases as of December 31, 2025, and 2024 was 0% and 10%, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities was $16,000 and $95,500 for the years ended December 31, 2025 and 2024, respectively.

6. LINE OF CREDIT

The Company has a revolving line of credit with Entrepreneur Growth Capital LLC that allows borrowings of up to $5,000,000, subject to a borrowing base calculated using eligible accounts receivable and inventory. Borrowings based on eligible accounts receivable bear interest at the prime rate plus 2.5%, while borrowings based on eligible inventory bear interest at the prime rate plus 3.5%. Interest is payable monthly, and the line of credit is collateralized by substantially all assets of the Company. As of December 31, 2025 and 2024, the Company had $3,666,325 and $314,211, respectively, outstanding under this line of credit.

7. DEBT

Promissory Notes and Loans

The Company has outstanding term loans/notes payable with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
U.S. Small Business Administration - EIDL	$ 1,187,900	3.75%	11.6.2020	11.6.2050	$ 29,107	$ 1,048,650	$ 1,077,757	$ 69,564	$ 1,077,757	$ 1,147,321
Total					**$ 29,107**	**$ 1,048,650**	**$ 1,077,757**	**$ 69,564**	**$ 1,077,757**	**$ 1,147,321**

Related Party Loans
During the years presented, the Company borrowed money from the related parties. The details of the loans from the owners are as follows:

					As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jared Schmidt, Jordan Schmidt and Howard Elman	$ 600,000	Fiscal Year 2023	-	No set maturity	$ -	$ -	$ -	$ 182,389	$ -	$ 182,389
Total					$ -	$ -	$ -	$ 182,389	$ -	$ 182,389

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with par value of $0.0001. As of December 31, 2025, and 2024, 11,207,730 shares and 11,207,730 shares of common stock, respectively, have been issued and were outstanding.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2025 and 2024, the Company had amounts due from shareholders totaling $437,686 and $414,677, respectively. The 2025 balance consisted of $425,096 due from Becher Schmidt, $2,000 due from Jared Schmidt, and $10,589 due from Jordan Schmidt. The 2024 balance consisted of $402,088 due from Becher Schmidt, $2,000 due from Jared Schmidt, and $10,589 due from Jordan Schmidt. The amounts due from related parties relate to freight expenses paid by the Company on their behalf. The outstanding balances are expected to be collected within the next one to two years.

The Company received short-term loans from its shareholders, Jared Schmidt, Jordan Schmidt, and Howard Elman, with an original principal amount of $600,000. The loans are non-interest-bearing, have no stated maturity date, and are not supported by formal written agreements. As of December 31, 2025 and 2024, the outstanding balances were $0 and $182,389, respectively.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating cash outflow of $2,685,353 and liquid assets in cash of $441,712, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

On March 27, 2026, the Company entered into an addendum to its Private Office License Agreement with 2 Nomad LLC. Effective April 1, 2026, the monthly license fee increased by 6%, from $8,320 to $8,819, for a new twelve-month term ending March 31, 2027.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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INVEST IN SCHMIDT BROTHERS · CONSUMER PRODUCTS

One of America's Fastest-Growing Knife Brands Is Finally Letting You In

Schmidt Brothers Cutlery combines premium quality with everyday affordability — delivering exceptional kitchen tools to home cooks across America. With $83.5M in lifetime revenue, 29.6% CAGR over four years, and no institutional capital ever raised, this is the first time the public can own a piece of what we've built.

GET EQUITY

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GET EQUITY
$1.47 Per Share

MIN INVEST	VALUATION
$499.80	$16.48M

REASONS TO INVEST

01 **Demonstrated at Scale: 29.6% CAGR (2021-2025), 15 Years, No Institutional Capital**

Schmidt Brothers generated $83.5M in lifetime revenue across 15 years without institutional equity financing. That discipline — 29.6% % compound annual growth rate, 35–40% gross margins, and 10,000 retail doors nationwide — was achieved entirely on product quality and customer trust. This is an established business raising capital for its next phase of growth.

02 **A Community Raise, Not a Wall Street Raise**

For the first time in 15 years, Schmidt Brothers is opening its cap table — and it's doing it through the community that made $83.5M possible, not through venture capital or private equity. Any US resident can invest regardless of accreditation status. Early investors receive bonus shares of up to 18% on qualifying tiers. The people who built this brand deserve to own a piece of it.

03 **A Focused Growth Plan**

Proceeds from this offering are intended to accelerate the Company's direct-to-consumer channel, expand its product development pipeline, and grow international distribution, as described in "Use of Proceeds." These initiatives are subject to significant risks and uncertainties. See "Risk Factors."

TEAM



Jared Ryan Schmidt
CO-FOUNDER, PRESIDENT, BOARD CHAIR & CEO

CO-FOUNDER, PRESIDENT, BOARD CHAIR & CEO

Jared Schmidt is the operational force behind Schmidt Brothers Cutlery. With 20+ years in logistics, sales, and global sourcing, he leads end-to-end operations from manufacturing partnerships to retail distribution, driving consistent margin expansion and category growth. Jared has built the supply chain and logistics infrastructure that put Schmidt Brothers in 10,000 retail doors without institutional equity financing.



Jordan Michael Schmidt

CO-FOUNDER, VICE-PRESIDENT, CHIEF PRODUCT OFFICER

Jordan Schmidt is the creative and strategic force behind the Schmidt Brothers brand. He built Schmidt Brothers into a premium housewares brand across retail stores nationwide while growing a fast-scaling DTC channel. Jordan leads brand creative, product vision, and go-to-market strategy across all channels, and holds patents covering certain Schmidt Brothers product designs.



Salvatore Angelo Tirabassi

FRACTIONAL CFO

Salvatore Tirabassi is the Founder and Managing Director of CFO Pro+Analytics, a leading fractional and interim CFO services firm serving emerging and founder-owned companies. He brings 25+ years of expertise in financial strategy, corporate restructuring, capital raising, and GAAP-compliant financial reporting. Salvatore has raised 15 years of experience as a venture capital partners investing in growth businesses and has over a decade of CFO-experience...

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Karen Schmidt

HEAD OF MARKETING & ADVISOR

Karen Schmidt is a recognized global marketing and growth executive with 20+ years of experience building and scaling consumer brands. Former executive at American Express and Verizon Media, she has led customer-centric growth initiatives and developed sustainable go-to-market strategies for leading brands. Karen oversees Schmidt Brothers' DTC growth strategy and brand marketing.

THE PITCH

A Legacy of Quality in Every Knife

Schmidt Brothers Cutlery is a premium kitchen brand built by two brothers from New Jersey, Jared and Jordan Schmidt, who grew up watching their parents cook with German knives and believed that great tools should not be reserved for professional chefs.

In 2010, they launched Schmidt Brothers from the ground up without institutional equity financing and no safety net. Just a product obsession, operational discipline, and a belief that premium quality and everyday affordability could coexist in the same knife.

Fifteen years later, Schmidt Brothers is in **10,000 retail doors across the United States**: Costco, Walmart, Target, Williams-Sonoma, Bloomingdale's, Crate & Barrel, and more — has generated $83.5M in lifetime revenue, earned thousands of five-star reviews, been featured in Forbes, appeared on Good Morning America, and been selected for Oprah's Favorite Things.

The Company has grown without institutional equity financing.

This raise is the first time the Company has offered its securities to the public.

The Problem We Were Built to Solve

Before Schmidt Brothers, home cooks often faced a choice between two bad options: cheap, lower-priced knives that did not hold an edge and premium German and Japanese brands at price points out of reach for many householders.

The Company believes there was significant white space between the value tier and the ultra-premium tier.

That gap is what Schmidt Brothers was built to fill: premium craftsmanship, German steel, FSC-certified sustainable materials, patented designs, and rigorous quality standards — at a price that makes every home cook feel like they deserve it. Because they do.



Sources:

Citizens retail tracking (Q1-Q2 2024) | Statista Marketing Reports

Circana/Retail Tracking Services, February 2024

Tiktok culinary trends 2024 | JPMorgan Consumer Spending Analysis

The US housewares market is valued at $15.4 billion and growing steadily. 58% of consumers report cooking at home more often. #FoodTok is among the top global searches on TikTok. Premium and sustainable product categories are growing, and 47% of consumers say they are willing to pay up to 10% for sustainable options.


$15.4B MARKET GROWING STEADILY
SCHMIDT BROTHERS CUTLERY
$15.4B
TOTAL MARKET TODAY
58%
OF CONSUMERS COOK AT HOME
Steady
MULTIYEAR TRAJECTORY
SOURCE: CIRCANA, RETAIL TRACKING SERVICE, 12ME DECEMBER 2024; IHA STATE OF THE INDUSTRY MARKETWATCH REPORT. LATER YEARS ARE COMPANY ESTIMATES AND ARE NOT GUARANTEES OF FUTURE RESULTS.

Source: Circana, Retail Tracking Service, 12ME December 2024; IHA State of the Industry MarketWatch report. These are not guarantees of future results.

Schmidt Brothers believes it's positioned squarely at the center of all four trends: premium, sustainable, design-forward, and accessible. Our FSC-certified materials, patented airflow technology, and hand-scalloped finishes are not marketing language — they are the product reality that earns us a 4.7-star average across thousands of verified reviews.

Why Invest in Schmidt Brothers

Investing in Schmidt Brothers means participating in the growth of a brand that has already demonstrated the model: **$83.5M in lifetime revenue**, built from scratch, without institutional capital.

The raise now funds the potential acceleration of three channels.


REVENUE GROWTH
SCHMIDT BROTHERS CUTLERY
$83.5M Lifetime · 29.6% CAGR Over Four Years · Zero Outside Institutional Capital Raised
$5,199,505
$13,966,651
$13,426,520
$17,399,841
$14,687,824
$16.9M
$24.2M
$31.9M
$40.3M
2021
2022
2023
2024
2025
2026
2027
2028
2029
ACTUAL REVENUE
PROJECTED REVENUE
ACTUAL REVENUE · ZERO OUTSIDE INSTITUTIONAL CAPITAL RAISED · 2021–2025
MANAGEMENT PROJECTIONS. FORWARD-LOOKING STATEMENTS. NOT GUARANTEES OF FUTURE PERFORMANCE. · 2026–2029

Actual figures shown are unaudited gross sales and are not derived from the Company's reviewed financial statements. Gross sales were $9,609,478 in 2020. Projected gross revenue, not comparable to net revenue in the Company's reviewed financial statements. The 2026 figure includes actual results to date. Figures shown are unaudited gross sales. Later years are management projections and forward-looking statements, not guarantees of future performance.

DTC Scale: Our direct-to-consumer channel grew +120% from 2023 to 2025 and delivers approximately 60% - 70% gross margins with a 3–4x return on ad spend. More marketing investment can drive more revenue potential at one of the highest-margin channels we operate.


DIRECT-TO-CONSUMER GROWTH
+120%
FROM 2023 TO 2025
$145 AOV
AVERAGE ORDER VALUE
~70%
GROSS MARGIN
2023–2025 · COMPANY-REPORTED OPERATING METRICS

2023-2025 · Unaudited direct-to-consumer metrics, not from reviewed financials.

New Product Innovation: Schmidt Brothers launches new SKUs annually with an 80%+ historical success rate (management estimate based on internal review of historical SKU launch sell-through and retail placement). Three new lines launched in 2025 alone. Investment in product development accelerates the pipeline and deepens our retail footprint.

International Expansion: Pilot programs in Canada, Australia, and Mexico have validated international demand. The Company intends to use existing manufacturing relationships and 3PL infrastructure to pursue

a more robust international distribution. These initiatives are subject to risks and uncertainties. See "Risk Factors.

15 Years of Proving the Model

The Team


LEADERSHIP
The People Behind the Brand
LEADERSHIP
Founder-led since 2010, Schmidt Brothers brings together product vision, operating discipline, financial leadership, and brand-building experience.
01
Jared Ryan Schmidt
CO-FOUNDER & CEO
The operational force behind Schmidt Brothers Cutlery. With 20+ years in logistics, sales, and global sourcing, Jared leads end-to-end operations from manufacturing partnerships to retail distribution, driving consistent margin expansion and category growth. He built the supply chain and logistics infrastructure that put Schmidt Brothers in 10,000 retail doors without a single outside investor.
02
Jordan Michael Schmidt
CO-FOUNDER, CHIEF PRODUCT OFFICER & EXECUTIVE CHAIR
The creative and strategic force behind the Schmidt Brothers brand. Jordan built Schmidt Brothers into a premium housewares brand across retail stores nationwide while growing a fast-scaling DTC channel. He leads brand creative, product vision, and go-to-market strategy across all channels, and holds the patents that differentiate Schmidt Brothers products from every competitor in the category.
03
Salvatore Angelo Tirabassi
FRACTIONAL CFO
Salvatore Tirabassi is the Founder and Managing Director of CFO Pro-Analytics, a leading fractional and interim CFO services firm serving emerging and founder-owned companies. He brings 25+ years of expertise in financial strategy, corporate restructuring, capital raising, and GAAP financial reporting, Salvatore has 15 years of experience as a venture capital partner investing in growth businesses and has over a decade of CFO experience advising growth companies on their financial strategy and operational execution. At Schmidt Brothers he advises the founder-led management team on strategy, finance and operations.

Use of Funds


USE OF FUNDS
$1,234,999.92 Over-Allotment Amount
30.5%
MARKETING, PRODUCT DEVELOPMENT AND BRAND AWARENESS
Increasing brand visibility, product development to expand product offerings, and reaching new customers through targeted marketing campaigns and strategic partnerships.
30.5%
RETAIL EXPANSION
Enhancing the retail presence by increasing distribution in additional retail locations across the United States and International.
30.5%
OPERATIONAL ENHANCEMENTS
Improving operational efficiency and supply chain management to support growing demand and ensure timely product delivery.
8.5%
STARTENGINE PLATFORM FEES
The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Reflects the use of proceeds if the maximum offering amount is raised.





As Seen In

80 press features in 2025 alone. Estimated 640 million impressions. Carried in 10,000+ retail doors. Featured across major consumer media outlets within America.

AS SEEN IN

640M+ Impressions · 80+ Features · 2025

OPRAH'S FAVORITE THINGS

FORBES · GOOD MORNING AMERICA

GOOD HOUSEKEEPING · FOOD & WINE · WALL STREET JOURNAL

CNN UNDERSCORED · BON APPÉTIT · MEN'S JOURNAL · EVERYDAY HEALTH

80+ EDITORIAL FEATURES · 640M+ IMPRESSIONS · 2025 · NONE WERE PAID PLACEMENTS

Oprah's Favorite Things 2025

"I choose a standout knife block every year, because so many people are living with dull blades. This one's got German steel and wood handles for a well-weighted set they'll reach for daily."

Forbes — February 2025

"A cutlery brand that has revolutionized the premium knife market with its blend of quality and affordability — building a cutlery empire that spans over 10,000 retail doors."

Good Housekeeping 2026 Kitchen Awards

"Testers liked how sharp the knives were. Another brought the set to a family BBQ and said everyone then proceeded to buy their own set." — BBQ MVP

Good Morning America — Deals & Steals

Jared Schmidt appeared personally. GMA Deals & Steals segment featuring Schmidt Brothers Cutlery.

Food & Wine — Best BBQ Tool Sets 2025

"One of the 5 Best Barbecue Tool Sets of 2025 — selected based on extensive hands-on testing."

Men's Journal 2025 Grilling Awards

"Best Grilling Knife Set — 2025 Grilling Awards."

Wall Street Journal *"You're Probably Storing Your Kitchen Knives Wrong. Here Are Three Better Ways." Expert knife storage feature.*

CNN Underscored *Featured in meal prep essentials roundup as a top-rated kitchen tool recommendation.*

Everyday Health *"The rare gift that can impress even seasoned home cooks. The blades are beautifully balanced, the handles feel ergonomic, and the walnut wood block is as striking as the knives themselves."*

These press mentions, awards and quotes reflect the views and testing of the publications named and may not be representative of the experience of other customers. They are not a guarantee of future performance or success.

10,000 Retail Doors Nationwide

Schmidt Brothers products are available in over 10,000 retail locations across the United States and Canada, including:

10,000 RETAIL DOORS — Nationwide Distribution

COSTCO	WALMART	TARGET	SAM'S CLUB
WILLIAMS-SONOMA	CRATE & BARREL	BLOOMINGDALE'S	MACY'S
SUR LA TABLE	WEST ELM	DILLARD'S	MEIJER
HUCKBERRY	AMAZON	NORDSTROM	MAGNOLIA HOME

10,000+ locations across the United States

GOLD RULE DENOTES TIER-ONE ACCOUNTS


MEN ON A MISSION
Kaizen
$20-$39
PER BUNDLE
50%
04:59

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success. This segment also features other companies and products unrelated to Schmidt Brothers.

What Customers Say


THOUSANDS OF FIVE-STAR REVIEWS
4.7 / 5.0 Average · Verified Customers
★★★★★
"I've owned Wusthof and Global. Schmidt Brothers cuts just as well, looks better on my counter..."
★★★★★
4.7
"Best knife brand nobody talks about."
11,000+
REVIEWS
34%
RETURNING CUSTOMERS
4.7
AVERAGE

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Investor FAQ

Q: What is Regulation Crowdfunding (Reg CF) and who can invest?

A: Reg CF is an SEC-regulated offering structure that allows any US resident — regardless of income, net worth, or accreditation status — to invest in private companies. Investment limits apply based on your annual income and net worth. You do not need to be a wealthy accredited investor to participate in this raise.

Q: Why is Schmidt Brothers raising capital now, after 15 years?

A: We have proven the model: $83.5M in lifetime revenue, a top 10 position in the U.S. cutlery category based on 2023 category data provided to the Company by Circana, and 10,000 retail doors — all without institutional equity financing. We are raising now because the opportunity in front of us — particularly in DTC scale and international expansion — is larger than what we can capture on current cash flows alone. And we chose to raise from our community rather than from institutional investors because that is who built this brand.

Q: What is the minimum investment?

A: The minimum investment amount is $500. You can invest as little as $500 and receive equity ownership in Brother Brands, Inc. (Schmidt Brothers Cutlery).

Q: What are bonus shares and how do I qualify?

A: Investors who invest above certain thresholds during specific windows of the campaign receive additional shares at no extra cost. Early Bird tiers (investing within the first two weeks of the campaign) range from 5% bonus shares at $500+ to 20% bonus shares at $25,000+. Amount-

based tiers provide 4% to 18% bonus shares based on investment size regardless of timing. Bonus share tiers are confirmed in the official offering documents.

Q: How will the capital be used?

A: Capital will be deployed across three priorities: (1) Marketing, product development, and brand awareness to increase visibility, expand product offerings, and reach new customers through targeted campaigns and strategic partnerships — approximately 30.5% of proceeds; (2) Retail expansion to increase distribution across additional retail locations in the United States and internationally — 30.5%; and (3) Operational enhancements to improve efficiency and supply chain management, support growing demand, and ensure timely product delivery — 30.5%.

Q: What is the share price and what equity do I receive?

A: Shares are priced at $1.47 per share. For example, a $1,000 investment purchases 680 shares. Bonus shares are applied on top of base share calculations. Bonus shares may be added on top of the base share calculation depending on the amount invested, when the investment is made, and whether the investor is a StartEngine Venture Club member. See the investment incentives above for details.Full investment incentive terms are disclosed under the Terms section of this offering page and in the official Form C filed with the SEC, available on StartEngine.

ABOUT

HEADQUARTERS
15 Park Avenue
Westwood, NJ 07675

WEBSITE
schmidtbrothers.com ↗

Schmidt Brothers Cutlery combines premium quality with everyday affordability — delivering exceptional kitchen tools to home cooks across America. With $83.5M in lifetime revenue, 29.6% CAGR over four years, and no institutional capital ever raised, this is the first time the public can own a piece of what we've built.

TERMS

Overview

Company: Schmidt Brothers

Price Per Share: $1.47

Valuation: $16.48M

Funding Goal: $20K - $1.23M

Min Investment: $499.80

Max Investment: $1,234,999.92

Offering Type: Equity

Min Number of Shares Offered: 13,605

Max Number of Shares Offered: 840,136

Shares Offered: Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing **Offering Memorandum**

Financials +

Risks +

Oversubscriptions: The Company will accept oversubscriptions up to its Maximum Offering Amount. In the event of an oversubscription, the Company shall have sole and absolute discretion to determine which subscriptions to accept or reject, in whole or in part, and the amount of any investment to be accepted from any subscriber. Any excess, unallocated investor funds will be returned without interest. The Company will not accept any subscription that would cause the aggregate amount raised in the offering to exceed the Offering Maximum.

S Corporation Status and Conversion to a C Corporation: The Company is currently an S corporation. The Company will not issue any shares in this offering while it is an S corporation. If this offering closes, the Company will revoke its S corporation election effective immediately before the date of the initial closing and before any shares are issued in this offering, so that the Company will be taxed as a C corporation at the time the shares sold in this offering are issued. Since the Company will be a C corporation when those shares are issued, this offering is not limited to investors who are eligible S corporation stockholders. If this offering does not close, no revocation of the Company's S corporation election will become effective and the Company will remain an S corporation. See "Risk Factors" below.

Current Number of Employees: 9

PLEASE BE AWARE, each investor in this offering will be required as a a condition to the investor's subscription, to become a party to the issuer's Stockholders' Agreement, attached to the Form C as Exhibit F, and thereby grant to Jared Schmidt and Jordan Schmidt, acting jointly (or, in specified circumstances, an independent proxy holder), an irrevocable proxy and power of attorney to vote all of the investor's shares on all matters submitted to a vote or consent of the stockholders, including the election of directors, amendments to the Company's governing documents, increases in authorized capital, any sale of the Company and any future financing, except to the extent a separate vote is required by non-waivable provisions of applicable law. As a practical matter, investors in this offering will have no ability to vote their shares. The proxy holders, Jared Schmidt and Jordan Schmidt, are the Company's co-founders and serve as its principal executive officers and as directors. The proxy is coupled with an interest and is irrevocable for so long as the Stockholders' Agreement remains in effect. The related power of attorney also authorizes the proxy holders to sign documents on an investor's behalf, including documents required to complete a sale of the Company approved in accordance with the Stockholders' Agreement and the future financing documents described under "Material Rights" below, if the investor fails to sign within five business days of a request. In substance, by investing in this offering an investor gives up the ability to vote the investor's shares on any matter, and to decide whether to sign transaction documents for a sale of the Company or a qualified financing, for as long as the Stockholders' Agreement remains in effect.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $750+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $2,500+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 18% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive 10%% bonus shares.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive 4% bonus shares.

Tier 2: Invest $5,000+ and receive 8% bonus shares.

Tier 3: Invest $10,000+ and receive 10% bonus shares.

Tier 4: Invest $25,000+ and receive 12% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Brother Brands, Inc., doing business as Schmidt Brothers, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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Ice breaker! What brought you to this investment?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video:

Schmidt Brothers didn't just enter the market, they reframed it. We're constantly trying to improve things, constantly trying to refine the process. The result? Products that combine precision, comfort, and standout design delivered at scale. The design-first mindset has become a key driver of product differentiation and long-term brand equity. Since day one, everything we've done has been designed by hand. Now carried by major retailers like Target Crate & Barrel, and William Sonoma, the brand has demonstrated a strong product market fit, being one of the fastest growing US cutlery brands sold in retail locations nationwide. We've definitely grown from the early days of hand packing each order in our garage, but one thing has never changed, our commitment to innovation. With a growing customer base and a clear brand identity, Schmidt Brothers expects continued expansion in the global kitchenware market. As the brand continues to grow, our mission hasn't changed. Built on family, committed to creating world-class kitchenware for everyone. Schmidt Brothers Cutlery, design-led, experience-driven, built to scale.

Embedded Video:

All right. Thank you so much.

We know, Robin, that the right knives in the kitchen are everything, and Schmidt Brothers makes some of the best.

Yeah. Thank you for having me. Uh, Schmidt Brothers was founded to bring modern chef knives to the everyday home cook with chef quality. And today we have an assortment of our bestsellers in terms of knife block sets as well as individual knives.

They—they are phenomenal. Like the craftsmanship, the viewer feedback that I get about that—it is literally the best knife that I use in the kitchen. It has made—it has made cooking and prepping easier and more joyful. And I love that combination. And you know what else? I love that you brought us 50% off. Are you kidding?

I love how it feels with the hand though. I love how it's very easy to handle.

Feels good.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BROTHER BRANDS, INC.

STOCKHOLDERS' AGREEMENT

This Stockholders' Agreement (this "**Agreement**") is made effective as of [_______], 2026 (the "**Effective Date**"), by and among Brother Brands, Inc., a Delaware corporation (the "**Company**"), Jared Schmidt and Jordan Schmidt (together, the "**Key Holders**"), Howard Elman, and each other holder of the Company's shares of common stock, $0.0001 par value per share (the "**Common Stock**"), listed on **Exhibit A** (together with the Key Holders, Howard Elman and any subsequent persons who become a party to this Agreement as a holder of, or as the beneficial owner of, Common Stock, including by execution of an Adoption Agreement or a Subscription Joinder (each as defined below), collectively, the "**Stockholders**"), with respect to all shares of the Company's capital stock now or hereafter outstanding.

RECITALS

A. As of the Effective Date, the issued and outstanding shares of Common Stock are held as set forth on **Exhibit A**.

B. The Company is seeking to raise up working capital by offering and selling shares of Common Stock (plus any bonus shares issued to investors in the Current Offering as described in the Form C of the Company) at a price of $1.47 per share in an offering conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder (the "**Current Offering**"). Each purchaser of Common Stock in the Current Offering will become a party to this Agreement as a Stockholder pursuant to the terms of such purchaser's Subscription Joinder or, if such purchaser's subscription agreement does not contain joinder provisions, an Adoption Agreement, and shall not be required to execute both.

C. The Company and the Stockholders desire to enter into this Agreement to set forth the terms and conditions pursuant to which the Stockholders shall vote their shares of the Company's voting stock in favor of certain designees to the Company's Board of Directors (the "**Board**"), the restrictions applicable to the transfer of shares of the Company's capital stock, and the other terms set forth herein.

AGREEMENT

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholders agree as follows:

1. Definitions. As used in this Agreement, the following terms have the following meanings:

1.1 "**Adoption Agreement**" means an adoption agreement substantially in the form attached hereto as **Exhibit B**.

1.2 "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 "**Custodian**" means any Person that holds shares of Common Stock of record as a nominee, custodian, agent or other intermediary for one or more beneficial owners of such shares, in each case solely in such capacity.

1.4 "**Family Member**" means a Stockholder's ancestors, spouse (except where any proposed transfer to a Stockholder's spouse is pursuant to a decree of divorce, dissolution or separate maintenance, or pursuant to a property settlement or separation agreement), and any lineal descendant (whether by adoption or consanguinity) of such Stockholder or such Stockholder's spouse.

1.5 "**Permitted Transfer**" means (a) any transfer by a Stockholder who is an individual (i) to a Family Member of such Stockholder, (ii) to a trust of which such Stockholder is the sole trustee and the sole beneficiaries of which are such Stockholder and/or Family Members of such Stockholder, or (iii) to a corporation, partnership or limited liability company (an "**Entity**") the outstanding equity interests of which are owned entirely by such Stockholder and/or Family Members of such Stockholder and the directors, officers, general partner or manager of which, as applicable, consist solely of such Stockholder; (b) with respect to a Stockholder that is a trust, any transfer to the beneficiaries of such trust (or any Family Member of such beneficiaries) on a pro rata basis; (c) with respect to a Stockholder that is an Entity, any transfer by such Stockholder pursuant to distributions in kind to its stockholders, partners or members on a pro rata basis; (d) any transfer by a Key Holder to the other Key Holder or to any Affiliate of a Key Holder; and (e) (i) any transfer of Shares to or from a Custodian that does not change the beneficial ownership of such Shares and (ii) any transfer of Shares to Custodian or any Affiliate thereof pursuant to the terms of a Subscription Joinder, including any transfer following a challenged, disputed or reversed payment; *provided*, in each case other than clause (e), that the transferee shall, as a condition to such transfer, execute and deliver an Adoption Agreement and thereby agree to be bound by all of the terms of this Agreement. Any transferee of Shares in a transfer described in clause (e) shall hold such Shares subject to the terms of this Agreement without any requirement that such transferee execute an Adoption Agreement or a Subscription Joinder.

1.6 "**Person**" means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.7 "**Sale of the Company**" means either (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a merger or consolidation of the Company with or into another entity in which the holders of a majority of the voting power of the Company immediately prior to such transaction hold, immediately following such transaction, less than a majority of the voting power of the surviving or resulting entity (or its parent), or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

1.8 "**Shares**" means all shares of the Company's capital stock now owned or hereafter acquired by a Stockholder, including (a) any shares issued after the date of this Agreement to any Stockholder for any reason, whether upon exercise or conversion of any warrant, option or convertible security or otherwise, and (b) any shares received by a Stockholder as a result of any stock dividend, stock split, reverse stock split, recapitalization or other distribution of shares made upon or in exchange for the Company's securities, together, in each case, with any voting securities of the Company held in trust over which such Stockholder has voting power.

1.9 "**Subscription Joinder**" means the joinder provisions of a subscription agreement, subscription and joinder agreement or similar agreement between the Company and a purchaser of

Common Stock pursuant to which such purchaser agrees to become a party to, and to be bound by the terms of, this Agreement as a Stockholder, including the Subscription and Joinder Agreement used in the Current Offering.

2. Voting; Election of Directors.

2.1 Agreement to Vote. Each Stockholder agrees, on behalf of itself and any transferee or assignee of any Shares, to hold all Shares registered in its name subject to, and to vote the Shares at each regular or special meeting of stockholders (or to act by written consent with respect to the Shares) in accordance with, the provisions of this Agreement.

2.2 Board Size. The Stockholders shall vote their Shares, and the Company shall take all necessary action, to maintain the authorized number of directors constituting the Board at three (3), unless otherwise agreed in a writing signed by both Key Holders.

2.3 Board Composition. At each annual meeting of the holders of voting stock of the Company, at any meeting of the holders of voting stock of the Company at which members of the Board are to be elected, and whenever members of the Board are to be elected by written consent, the Stockholders agree to vote or act with respect to their Shares so as to elect:

(a) for so long as Jared Schmidt and his Affiliates and Permitted Transfer transferees collectively hold not less than twenty-five percent (25%) of the number of shares of Common Stock held by Jared Schmidt as of the Effective Date (as adjusted for stock splits, stock dividends, combinations, recapitalizations and similar transactions), one (1) member of the Board designated from time to time in writing by Jared Schmidt, who shall initially be Jared Schmidt;

(b) for so long as Jordan Schmidt and his Affiliates and Permitted Transfer transferees collectively hold not less than twenty-five percent (25%) of the number of shares of Common Stock held by Jordan Schmidt as of the Effective Date (as adjusted for stock splits, stock dividends, combinations, recapitalizations and similar transactions), one (1) member of the Board designated from time to time in writing by Jordan Schmidt, who shall initially be Jordan Schmidt;

(c) one (1) member of the Board designated from time to time by the mutual written agreement of the Key Holders, who may, but need not, be an individual not employed by the Company and not affiliated with any stockholder of the Company (the "**Third Director**"). Upon the effectiveness of this Agreement, the Third Director seat shall be vacant. If the directors designated pursuant to Sections 2.3(a) and 2.3(b) are unable to agree upon any action requiring the approval of the Board, and such disagreement continues for thirty (30) days after either such director delivers written notice thereof to the other, the Key Holders shall promptly designate a Third Director in accordance with this Section 2.3(c); if the Key Holders fail to agree upon such designation within ten (10) days thereafter, then, upon the application of either Key Holder, the Third Director shall be designated by the American Arbitration Association (or its successor) in accordance with its procedures for the appointment of a neutral, and any Third Director so designated shall satisfy the criteria applicable to an Independent Proxy Holder under Section 2.10(b).

2.4 No Cumulative Voting; No Investor Board Rights. To the fullest extent permitted by applicable law, no Stockholder other than a Key Holder shall have cumulative voting rights in connection with the election of directors, and no Stockholder other than a Key Holder shall have any contractual right

under this Agreement to designate, nominate or appoint a director, director observer or other representative to the Board. Nothing in this Section limits any non-waivable right expressly provided by applicable law.

2.5 Vacancies; Removal. In the event of the resignation, death, removal or disqualification of a director designated pursuant to Section 2.3, the Person or Persons entitled to designate such director shall promptly designate a replacement, and, after written notice of the designation has been given to the other parties, the Stockholders shall promptly vote their Shares to elect such designee to the Board. A Person entitled to designate a director pursuant to Section 2.3 may remove such director at any time and from time to time, with or without cause (subject to the Bylaws of the Company as in effect from time to time and any requirements of law), in such Person's sole discretion, and after written notice to each of the parties hereto of the designation of a replacement, the Stockholders shall promptly vote their Shares to elect such replacement to the Board. No director designated pursuant to Section 2.3 may be removed except by the Person or Persons entitled to designate such director, unless such removal is directed or approved by such Person or Persons.

2.6 Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for issuance pursuant to the Company's equity incentive plans and upon the exercise or conversion of all options, warrants and convertible securities of the Company outstanding at any given time.

2.7 Key Holder Approval of Certain Actions. Notwithstanding anything to the contrary in this Agreement, the Company shall not, and the Stockholders shall not vote their Shares to cause the Company to, take any of the following actions without the prior written consent of both Key Holders, in each case for so long as both Key Holders (together with their respective Affiliates and Permitted Transfer transferees) collectively hold at least twenty-five percent (25%) of the aggregate number of shares of Common Stock held by the Key Holders as of the Effective Date (as adjusted for stock splits, stock dividends, combinations, recapitalizations and similar transactions): (a) amend, restate or otherwise modify the Certificate of Incorporation or Bylaws in a manner that materially and adversely affects the rights of either Key Holder; (b) create or authorize any class or series of capital stock having rights, preferences or privileges senior to or pari passu with the Common Stock as to voting, dividends or liquidation, other than securities approved by both Key Holders; (c) issue, authorize or agree to issue any equity securities or securities convertible into or exercisable for equity securities outside a bona fide financing approved by both Key Holders, if such issuance would materially and adversely affect the voting power or economic ownership of either Key Holder; (d) increase or decrease the authorized number of directors, except as expressly contemplated by this Agreement; (e) remove or replace a director designated by a Key Holder other than at the direction of the Key Holder entitled to designate such director; (f) enter into any merger, consolidation, recapitalization, reorganization, sale of all or substantially all assets, exclusive license of substantially all of the Company's material intellectual property, or other Sale of the Company, except in accordance with Section 5; (g) dissolve, liquidate or wind up the Company; or (h) materially change the primary business of the Company. The foregoing consent rights are intended solely as contractual governance protections and shall not be construed to waive or modify any fiduciary duty or any non-waivable requirement of applicable law.

2.8 Key Holder Participation Right. Subject to applicable securities laws and except for (a) issuances pursuant to equity compensation arrangements approved by the Board, (b) securities issued as consideration in an acquisition or strategic transaction approved in accordance with this Agreement, (c)

securities issued upon exercise or conversion of securities outstanding as of the applicable issuance date, and (d) other exclusions approved in writing by both Key Holders, before the Company issues shares of Common Stock or securities convertible into or exercisable for Common Stock in a *bona fide* equity financing, the Company shall provide each Key Holder with written notice of the proposed issuance and a reasonable opportunity to purchase up to such Key Holder's *pro rata* share of the securities being offered, calculated on a fully diluted basis immediately prior to the applicable issuance. This right may be exercised in whole or in part and shall not obligate either Key Holder to participate in any financing.

2.9 No Revocation; No Liability. The voting agreements contained in this Section 2 are coupled with an interest and may not be revoked during the term of this Agreement. Neither the Company, the Stockholders, nor any officer, director, holder of capital stock, partner, employee or agent of any such party makes any representation or warranty as to the fitness or competence of any designee to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such designee pursuant to this Agreement.

2.10 Irrevocable Proxy and Power of Attorney.

(a) **Standing Proxy of Stockholders Other Than Key Holders.** Each Stockholder other than a Key Holder hereby constitutes and appoints the Key Holders, acting jointly (in such capacity, collectively, the "**Proxy Holder**"), with full power of substitution and resubstitution, as such Stockholder's true and lawful proxy and attorney-in-fact, to represent such Stockholder and to vote and act with respect to all of such Stockholder's Shares, whether at a regular or special meeting of stockholders or by written consent in lieu of a meeting, on any and all matters submitted to a vote or consent of the stockholders of the Company, including, without limitation, the election and removal of directors, any amendment of the Company's Certificate of Incorporation or Bylaws, any increase in the authorized capital stock of the Company, any Sale of the Company, any Qualified Financing (as defined in Section 10) and the agreements and instruments contemplated by Section 10, and any other matter requiring the approval of the holders of Common Stock, except to the extent, if any, that a separate vote or consent of such Stockholder individually is expressly required by non-waivable provisions of applicable law. If at any time only one Key Holder holds Shares, or if a Key Holder is deceased or incapacitated, the other Key Holder shall act alone as the Proxy Holder. Subject to Section 2.10(b), the Proxy Holder may vote and act in the Proxy Holder's sole discretion on any matter subject to the foregoing proxy, and none of the Proxy Holder, either Key Holder or the Independent Proxy Holder (as defined below) shall have any liability to any Stockholder with respect to any action taken or omitted to be taken pursuant to such proxy, absent fraud, bad faith, gross negligence or willful misconduct. The power of attorney granted under this Section 2.10(a) shall authorize the Proxy Holder to execute and deliver, on behalf of any such Stockholder failing to do so within five (5) business days of a request by the Company, the documentation referred to in Section 5.2(c) and Section 10.

(b) **Deadlock; Independent Proxy Holder.** If the Key Holders are unable to agree upon the manner in which the Shares subject to Section 2.10(a) are to be voted, or upon any action to be taken pursuant to the proxy and power of attorney granted under Section 2.10(a), with respect to any matter, within ten (10) days after either Key Holder delivers written notice to the other requesting agreement thereon (a "**Proxy Deadlock**"), then, solely with respect to the matter that is the subject of such Proxy Deadlock, the proxy and power of attorney granted under Section 2.10(a) shall be exercisable solely by an individual (the "**Independent Proxy Holder**") who is not an employee of the Company, is not an Affiliate or Family Member of either Key Holder, and does not have any material business relationship with either Key Holder, designated

(i) by the mutual written agreement of the Key Holders or (ii) failing such designation within ten (10) days after the occurrence of such Proxy Deadlock, upon the application of either Key Holder, by the American Arbitration Association (or its successor) in accordance with its procedures for the appointment of a neutral. The Independent Proxy Holder shall vote and act with respect to such matter as the Independent Proxy Holder determines in good faith to be in the best interests of the Company and its stockholders generally. The reasonable fees and expenses of the Independent Proxy Holder shall be borne by the Company.

(c) **Springing Proxy of Key Holders.** Each Key Holder hereby constitutes and appoints the other Key Holder, with full power of substitution and resubstitution, as the proxy of such Key Holder, and hereby grants a power of attorney to the other Key Holder, with full power of substitution, with respect to the matters set forth in this Agreement, including, without limitation, votes regarding the composition of the Board pursuant to Section 2.3, votes to increase authorized shares pursuant to Section 2.6, and votes regarding any Sale of the Company pursuant to Section 5, and hereby authorizes the other Key Holder to represent and vote, if and only if such Key Holder (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner inconsistent with the terms of this Agreement, all of such Key Holder's Shares in the manner provided in, and in accordance with the terms and provisions of, this Agreement, and to take any action reasonably necessary to effect this Agreement. The power of attorney granted under this Section 2.10(c) shall authorize the other Key Holder to execute and deliver the documentation referred to in Section 5.2(c) on behalf of any Key Holder failing to do so within five (5) business days of a request by the Company.

(d) **Irrevocable; Coupled with an Interest.** Each proxy and power of attorney granted or provided for pursuant to this Section 2.10 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement, including the issuance of shares of Common Stock in the Current Offering, and, as such, each is coupled with an interest sufficient in law to support an irrevocable power within the meaning of Section 212(e) of the Delaware General Corporation Law and shall be irrevocable unless and until this Agreement terminates pursuant to Section 10.

(e) **No Other Proxies.** Each Stockholder hereby revokes any and all previous proxies or powers of attorney with respect to such Stockholder's Shares and shall not hereafter, unless and until this Agreement terminates pursuant to Section 10, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares.

(f) **No Coordinated Investor Voting Arrangements**. No Stockholder other than a Key Holder shall enter into any voting agreement, voting trust, proxy arrangement or other agreement or understanding with any other Stockholder relating to the voting of Shares, or form or participate in any group or arrangement having the purpose or effect of circumventing the voting arrangements set forth in this Section 2, without the prior written consent of the Company and both Key Holders; provided that ordinary-course communications among Stockholders that do not constitute a voting agreement or coordinated voting arrangement shall not, by themselves, violate this Section.

2.11 Key Holder Succession. If a Key Holder becomes incapacitated, the rights of such Key Holder under Sections 2.3, 2.7, 2.8, 12.3 and the other provisions of this Agreement may be exercised by

such Key Holder's duly authorized agent, attorney-in-fact, trustee or personal representative, as applicable, to the extent permitted by law. Upon the death of a Key Holder, such rights may be exercised by the Key Holder's estate, trust or other Permitted Transfer transferee that succeeds to the applicable Shares and executes an Adoption Agreement, to the extent permitted by applicable law. No such event shall, by itself, terminate or waive the rights of the surviving Key Holder.

2.12 Shares Held Through a Nominee. If any Shares are held of record by a Custodian for the benefit of a Stockholder, then, for all purposes of this Agreement, such Stockholder shall be treated as the holder of such Shares, such Custodian shall not be deemed a Stockholder and shall not be required to execute an Adoption Agreement or a Subscription Joinder, and such Stockholder shall cause such Custodian to vote, consent, transfer and otherwise act with respect to such Shares in accordance with this Agreement, including by delivering instructions to such Custodian in the form reasonably requested by the Company within five (5) business days after a request by the Company. The proxy and power of attorney granted under Section 2.10 shall extend to the delivery of any such instruction on behalf of such Stockholder.

3. Restrictions on Transfer of Shares.

3.1 Required Company Consent. No shares of Common Stock or any interest therein shall be validly sold, assigned, pledged, encumbered or otherwise transferred, for consideration or otherwise, whether voluntarily, involuntarily or by operation of law (including, without limitation, any transfer, award or confirmation of Shares to a Stockholder's spouse pursuant to a decree of divorce, dissolution or separate maintenance, or pursuant to a property settlement or separation agreement) (each, a "**Transfer**"), and no purported transferee shall be recognized as a stockholder of the Company for any purpose, without the prior written consent of the Company (which consent may be given or withheld in the sole discretion of the Board), except for (a) Permitted Transfers and (b) Transfers made in compliance with Section 4, and in any case only if the transferee shall have executed and delivered an Adoption Agreement or a Subscription Joinder and agreed to be bound by all of the terms of this Agreement. Any Transfer of Shares shall in all cases remain subject to compliance with applicable federal and state securities laws, including, in the case of Shares issued in the Current Offering, the transfer restrictions of Section 4(a)(6) of the Securities Act and Rule 501 of Regulation Crowdfunding. Neither the initial issuance or registration of Shares in the name of a Custodian, nor any transfer of Shares between a Stockholder and a Custodian that does not change the beneficial ownership of such Shares, shall constitute a Transfer for purposes of this Agreement.

3.2 Unauthorized Transfers. Any purported Transfer in violation of any provision of this Agreement shall be void and shall not operate to transfer any interest in or title to the purported transferee of any Shares, and the Company shall not be required to (a) register such purported Transfer on its books or (b) treat the purported transferee as the owner of such Shares for any purpose.

3.3 Prohibited Transfers. Notwithstanding anything to the contrary in this Agreement (including Section 4 and the definition of Permitted Transfer), no Stockholder shall Transfer any Shares, directly or indirectly, to (a) any Person that the Board determines in good faith to be a competitor of the Company, or any Affiliate of any such Person, or (b) any Person that is, or is directly or indirectly owned or controlled by a Person that is, (i) the subject or target of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty's Treasury of the United Kingdom, or (ii) located, organized or resident in a country or territory that is the subject of comprehensive sanctions. Any purported Transfer in violation of this Section 3.3 shall be void ab initio, and the Company

shall not be required to register any such Transfer on its books or to treat the purported transferee as the owner of such Shares for any purpose.

3.4 Key Holder Estate Planning Transfers. Any transfer by a Key Holder to a trust, estate-planning vehicle, holding company or other entity controlled directly or indirectly by such Key Holder or such Key Holder's Family Members, or to the Key Holder's estate upon death, shall be deemed a Permitted Transfer for all purposes of this Agreement (including the definition of Permitted Transfer and the calculation of holdings under Sections 2.3 and 2.7) and shall not be subject to the right of first refusal in Section 4, provided that the transferee executes an Adoption Agreement and remains subject to this Agreement. No such transfer shall cause the applicable Key Holder to lose any director designation, consent, participation or other contractual right expressly granted to such Key Holder under this Agreement, except to the extent such right is non-transferable under applicable law.

4. Right of First Refusal.

4.1 Offer Notice. If any Stockholder (a "**Transferor**") receives a bona fide offer from a third-party Person to purchase shares of Common Stock held by such Stockholder that the Transferor desires to accept, the Transferor shall give written notice to the Company (an "**Offer Notice**") specifying (a) the name and address of the proposed transferee, (b) the number of Shares proposed to be transferred (the "**Offered Shares**"), (c) the consideration per Share proposed to be paid by the proposed transferee for the Offered Shares (the "**Offered Price**"), (d) all other terms and conditions of the proposed Transfer, and (e) all other information reasonably requested by the Company. The date on which the Offer Notice is delivered to the Company is referred to herein as the "**Offer Date**". Delivery of an Offer Notice shall constitute an irrevocable offer by the Transferor to sell the Offered Shares to the Company and/or the Key Holders and Howard Elman (for so long as he holds any Shares) (collectively, the "**ROFR Holders**") at a purchase price per Share equal to the Offered Price. If the Offered Shares are proposed to be sold for consideration other than solely cash, the Offered Price shall be deemed to be the sum of (i) the fair market value of the non-cash consideration offered for the Offered Shares, as determined in good faith by the Board, and (ii) any cash consideration so offered. Within five (5) days after the Offer Date, the Company shall send a copy of the Offer Notice to each ROFR Holder.

4.2 Company Option. The Company shall have the first option to purchase all or any portion of the Offered Shares at the Offered Price and on the other terms and conditions set forth in the Offer Notice. This option must be exercised, if at all, by giving written notice to the Transferor and the ROFR Holders within thirty (30) days after the Offer Date (the "**Company Option Period**"), stating the number of Offered Shares that the Company agrees to purchase. If the Company elects not to purchase all of the Offered Shares, it shall so notify the ROFR Holders before the end of the Company Option Period. If the Company fails to deliver notice of its election within the Company Option Period, the Company shall be deemed to have elected not to purchase any of the Offered Shares.

4.3 ROFR Holder Option. If the Company does not elect to purchase all of the Offered Shares, each ROFR Holder shall have the option to purchase all or a portion of the Offered Shares not purchased by the Company (the "**Remaining Offered Shares**") at the Offered Price and on the other terms and conditions set forth in the Offer Notice. Each ROFR Holder desiring to exercise this option (a "**Purchasing ROFR Holder**") shall deliver to the Company, the Transferor and the other ROFR Holders written notice of such ROFR Holder's intention to purchase some or all of the Remaining Offered Shares within fifteen (15) days after the expiration of the Company Option Period (the "**ROFR Holder Option Period**"). Each Purchasing ROFR Holder shall be entitled to purchase the Remaining Offered Shares in the same proportion as the number of Shares then held by such Purchasing ROFR Holder bears to the total number of Shares held by all Purchasing ROFR Holders, or as otherwise agreed among the

Purchasing ROFR Holders. For the avoidance of doubt, a ROFR Holder shall have no option under this Section 4.3 with respect to any Transfer in which such ROFR Holder is the Transferor, and in any such case the option under this Section 4.3 shall be exercisable by the other ROFR Holders.

4.4 Closing; Sale to Proposed Transferee. The purchase of all or part of the Offered Shares by the Company and/or the Purchasing ROFR Holders in accordance with this Section 4 shall be consummated on the terms set forth in the Offer Notice on a date set by the Company, which date shall be not less than ten (10) nor more than thirty (30) business days after the expiration of the ROFR Holder Option Period. If the Company and the ROFR Holders elect to purchase, in the aggregate, less than all of the Offered Shares, the Transferor may Transfer all (but not less than all) of the Offered Shares not so purchased to the proposed transferee identified in the Offer Notice at any time within ninety (90) days after the end of the ROFR Holder Option Period; provided that any such Transfer shall be made only at the Offered Price and on the other terms and conditions stated in the Offer Notice, and only if the proposed transferee executes and delivers an Adoption Agreement. Any offer made by the Transferor pursuant to this Section 4 may be withdrawn by the Transferor at any time prior to acceptance so long as no Transfer of any of the Offered Shares is made without compliance with this Section 4. Any Offered Shares not Transferred within such ninety (90) day period shall continue to be subject to the requirements of this Section 4.

4.5 Excluded Transfers. The provisions of this Section 4 shall not apply to (a) Permitted Transfers, (b) Transfers pursuant to Section 5 (Drag-Along Right), or (c) any repurchase of Shares by the Company; provided that any transferee in a Permitted Transfer, other than a Permitted Transfer described in clause (e) of the definition thereof, shall execute and deliver an Adoption Agreement and agree to be bound by all of the terms of this Agreement.

5. Drag-Along Right.

5.1 Electing Holders. In the event that the Board and the Stockholders holding a majority of the then-outstanding shares of Common Stock (such approving Stockholders, collectively, the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 5 shall apply to such transaction (provided that, for so long as the consent right set forth in Section 2.7 remains in effect, no Sale of the Company shall be approved pursuant to this Section 5.1 without the prior written consent of both Key Holders), then, subject to satisfaction of each of the conditions set forth in Section 5.3, each Stockholder and the Company hereby agree to take the actions set forth in Section 5.2.

5.2 Actions to be Taken. In connection with a Sale of the Company approved as provided in Section 5.1, each Stockholder agrees:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such Shares in favor of, and to adopt, such Sale of the Company (together with any related amendment or restatement of the Company's Certificate of Incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of Shares beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Shares, and, except as permitted by Section 5.3, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provisions of this Section 5, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, associated indemnity agreement or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause such Stockholder's Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such party or Affiliate in a voting trust, or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, and (ii) asserting any claim or commencing any suit challenging such Sale of the Company, the drag-along provisions of this Section 5, or the consummation of the transactions contemplated thereby, in each case other than any claim arising from fraud or willful misconduct, any claim to enforce the terms of this Agreement (including Section 5.3), or any other claim or right that is non-waivable under applicable law;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 5 includes any securities, and the due receipt thereof by any Stockholder would require under applicable law (i) the registration or qualification of such securities or of any Person as a broker, dealer or agent with respect to such securities, or (ii) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, that the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares that would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities that such Stockholder would otherwise receive, as of the date of the issuance of such securities in exchange for such Shares; and

(g) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (i) to consent to the appointment of such Stockholder Representative, the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses payable to such Stockholder Representative in connection with such Stockholder Representative's services and duties, and (ii) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

5.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 5.2 in connection with any proposed Sale of the Company (a "**Proposed Sale**") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Stockholder's Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms, and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or any judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to (i) any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or (ii) any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breaches of representations, warranties and covenants of the Company, as well as breaches by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(d) the liability of such Stockholder in connection with the Proposed Sale shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale) of a negotiated aggregate indemnification amount that applies equally to all Stockholders, but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(e) upon the consummation of the Proposed Sale, (i) each holder of Common Stock will receive the same form of consideration per share of Common Stock as is received by other holders of Common Stock, (ii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders of Common Stock, and (iii) if any holders of Common Stock are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of Common Stock will be given the same option; provided, however, that nothing in this Section 5.3(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

5.4 Key Holder Sale Protections. Notwithstanding anything to the contrary in this Section 5, no Key Holder shall be required, without such Key Holder's individual written consent, to (a) provide any personal guarantee or credit support, (b) enter into any employment, consulting, non-competition, non-solicitation or similar restrictive covenant, except to the extent such covenant is included in an agreement separately applicable to such Key Holder, (c) assume liability for the obligations of any other Stockholder, or (d) provide representations or warranties other than customary representations concerning such Key Holder's authority, ownership of Shares and ability to transfer such Shares. Any indemnification or escrow obligation imposed on a Key Holder in connection with a Sale of the Company shall be several and not joint, shall be based on such Key Holder's *pro rata* share of the consideration received, and shall not exceed the consideration actually received by such Key Holder, except in the case of such Key Holder's fraud.

6. Lock-Up Agreement.

6.1 Lock-Up Period; Agreement. In connection with the initial public offering of the Company's securities or any offering of the Company's securities pursuant to Regulation A under the Securities Act, if at all, and upon the request of the Company or the underwriters managing such offering, each Stockholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Shares (other than those included in the registration, if any) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) from the effective date of such registration or the qualification of the applicable offering statement as may be requested by the Company or such managing underwriters, and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering. In addition, each Stockholder agrees to be bound by similar restrictions, and to sign a similar agreement, in connection with no more than one additional registration statement filed within twelve (12) months after the closing date of the initial public offering; provided that the duration of the market stand-off period with respect to such additional registration shall not exceed ninety (90) days from the effective date of such additional registration statement.

6.2 Limitations. The obligations described in Section 6.1 shall not apply to a registration relating solely to employee benefit plans or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act.

6.3 Stop-Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the Shares.

7. Confidentiality.

7.1 Confidential Information. Each Stockholder, in such Stockholder's capacity as a stockholder of the Company, may receive or have access to Confidential Information. "**Confidential Information**" means any knowledge or information with respect to the past, current or future affairs or plans of the Company or any of its subsidiaries, including, but not limited to, information concerning customers', suppliers' and other third parties' affairs, finances, products, services, organizational structure and internal practices, forecasts, sales, other records and budgets, business, marketing, development, sales and other commercial strategies, inventions, ideas, methods and discoveries, trade secrets, know-how, unpublished patent applications, designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing, and other confidential intellectual property, and other information that would reasonably be considered non-public, confidential or proprietary given the nature of the information and the business of the Company. Confidential

Information does not include information that is or becomes generally available to the public other than as a result of a disclosure by such Stockholder in violation of this Agreement.

7.2 Nondisclosure; Nonuse. Under no circumstances and at no time during or after the term of this Agreement will a Stockholder, directly or indirectly, use, disclose, divulge, render or offer any Confidential Information to any third party, except (a) in the course of the proper performance of such Stockholder's duties as a stockholder, employee, director or consultant of the Company, (b) to such Stockholder's attorneys, accountants and other professional advisors who are bound by obligations of confidentiality, or (c) as required by law or governmental process, provided that, to the extent legally permitted, such Stockholder gives the Company prompt written notice of such requirement prior to disclosure so that the Company may seek a protective order or other appropriate remedy. Each Stockholder acknowledges and agrees that any and all Confidential Information received by such Stockholder will be safeguarded from unauthorized use, access or disclosure using at least the same degree of care that such Stockholder uses to protect its own sensitive information, but in no event less than a reasonable degree of care. The Company and each Stockholder agree that the covenants set forth in this Section 7 shall be enforced to the fullest extent permitted by law.

7.3 Information Rights Acknowledgment. Each Stockholder acknowledges and agrees that (a) the Company's only reporting and information delivery obligations to the Stockholders in their capacity as such are those required by Regulation Crowdfunding (including, for so long as required thereunder, the annual report required by Rule 202 thereof), together with such rights as are provided by non-waivable provisions of applicable law, and (b) nothing in this Agreement grants, or shall be construed to grant, any Stockholder any contractual information, inspection, audit, visitation or observer rights. Any information concerning the Company or its subsidiaries obtained by a Stockholder, whether pursuant to Section 220 of the Delaware General Corporation Law or otherwise, shall constitute Confidential Information subject to this Section 7, and the Company may condition any voluntary provision of information to a Stockholder upon such Stockholder's written reaffirmation of such Stockholder's obligations under this Section 7.

7.4 No Management or Operational Rights. Except as expressly required by applicable law or expressly granted under this Agreement, the ownership of Shares by any Stockholder does not confer any right to participate in the management or operation of the Company, approve budgets or ordinary-course expenditures, approve hiring or termination decisions, inspect Company facilities, attend Board meetings, appoint an observer, direct Company personnel, or approve ordinary-course contracts, financing arrangements or business decisions. The Company may provide information to Stockholders in its discretion, subject to applicable law and Section 7.3, without creating any continuing contractual right to receive such information.

8. Legend. Each certificate or book-entry notation representing the Shares shall bear a legend indicating that the Shares are subject to certain restrictions on transfer and voting set forth in this Agreement, substantially in the following form:

> "THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS' AGREEMENT BY AND AMONG THE ISSUER AND CERTAIN HOLDERS OF ITS CAPITAL STOCK, AS AT ANY TIME AMENDED, WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING AND TRANSFER OF THE SECURITIES REPRESENTED HEREBY. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ENCUMBERED EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS OF SUCH AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE

OFFICE OF THE ISSUER AND WILL BE FURNISHED TO THE REGISTERED HOLDER HEREOF UPON REQUEST AND WITHOUT CHARGE. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SECURITIES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT."

At any time after the termination of this Agreement in accordance with Section 10, any holder of a stock certificate legended pursuant to this Section 8 may surrender such certificate to the Company for removal of the legend, and the Company will duly reissue a new certificate without the legend.

9. "Bad Actor" Matters.

9.1 Definitions. For purposes of this Agreement, "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)–(viii) promulgated under the Securities Act, which events also constitute disqualifying events for purposes of Rule 503(a) of Regulation Crowdfunding; "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable; "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1); and "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

9.2 Representations. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents and warrants that (a) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement, or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, and (b) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement, or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Company hereby represents and warrants to the Stockholders that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)–(iv) or (d)(3) is applicable.

9.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (a) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (b) to exercise reasonable care to determine whether any director designee designated by such Person is a Disqualified Designee, (c) in the event such Person becomes aware that any individual previously designated by such Person is or has become a Disqualified Designee, to take, as promptly as practicable, such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (d) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to any director designee designated by such Person, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

10. Termination. This Agreement shall terminate upon the earliest to occur of: (a) the written agreement of the Company and the Stockholders holding a majority of the then-outstanding shares

of Common Stock, provided that such majority includes each Key Holder then entitled to designate a director pursuant to Section 2.3; (b) the dissolution of the Company or its adjudication as bankrupt; (c) the closing of the Company's first firm-commitment underwritten public offering of its Common Stock pursuant to an effective registration statement under the Securities Act (provided that the provisions of Section 6 (Lock-Up Agreement) shall survive any termination pursuant to this clause (c) in accordance with their terms); (d) the consummation of a Sale of the Company; and (e) unless the Board elects otherwise as provided below, the initial closing of a bona fide equity financing in which the Company issues and sells shares of its preferred stock, primarily for capital-raising purposes, to one or more institutional investors not affiliated with the Company or any Key Holder, resulting in aggregate gross proceeds to the Company of at least $2,000,000 (a "**Qualified Financing**"). In lieu of termination pursuant to clause (e), the Board may elect, by written notice to the Stockholders delivered at or prior to the initial closing of such Qualified Financing, that this Agreement instead be amended and restated in connection with such Qualified Financing, in which case this Agreement shall continue in effect as so amended and restated. In connection with any Qualified Financing, each Stockholder shall, promptly upon the request of the Company, execute and deliver such agreements among the Company and its stockholders as are approved by the Board and are customary for venture capital financings, including, without limitation, any voting agreement, right of first refusal and co-sale agreement, investors' rights agreement and related documents, and any amendment and restatement of this Agreement, and the proxy and power of attorney granted pursuant to Section 2.10 shall extend to, and may be exercised by the Proxy Holder (or, if applicable, the Independent Proxy Holder) to vote in favor of, and to execute and deliver on behalf of any Stockholder failing to execute and deliver the same within five (5) business days of such request, any such agreements and documents. Notwithstanding anything to the contrary in this Section 10, the proxy and power of attorney granted pursuant to Section 2.10 shall survive any termination of this Agreement pursuant to clause (e) of this Section 10 solely to the extent, and for so long as, necessary to permit the exercise thereof for the purposes described in the immediately preceding sentence.

11. Spousal Interests; Testamentary Provisions. Except in the case of a Stockholder that becomes a party to this Agreement by way of a Subscription Joinder, to the extent that any Shares of a Stockholder constitute the community or joint property of such Stockholder and such Stockholder's spouse, the Stockholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, evidenced by the spouse's signature in the space provided therefor on the signature page or consent of spouse executed by such Stockholder's spouse substantially in the form included in the Adoption Agreement attached hereto as Exhibit B. If a Stockholder marries or remarries subsequent to the date of this Agreement, the Stockholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage. Each Stockholder who shall execute a will, living trust or similar document agrees to insert in such document a direction and authorization to the executor, trustee or similar agent to fulfill and comply with the provisions of this Agreement. Each Stockholder that becomes a party to this Agreement by way of a Subscription Joinder shall, promptly upon the written request of the Company, obtain and deliver a consent of spouse substantially in the form included in the Adoption Agreement attached hereto as Exhibit B to the extent any of such Stockholder's Shares constitute the community or joint property of such Stockholder and such Stockholder's spouse, and, absent such a request, such Stockholder's execution of such Subscription Joinder shall constitute such Stockholder's representation that such Stockholder has full power and authority to bind to this Agreement any interest of such Stockholder's spouse in such Shares.

12. Miscellaneous.

12.1 Additional Parties. In the event that, after the date of this Agreement, the Company issues shares of capital stock to any Person, including in the Current Offering, the Company shall cause

such Person, on or prior to such issuance, to become a party to this Agreement by executing either an Adoption Agreement or a Subscription Joinder, in either case agreeing to be bound by and subject to the terms of this Agreement as a Stockholder, and thereafter such Person shall be deemed a Stockholder for all purposes under this Agreement. In the case of a Person that becomes a party to this Agreement by way of a Subscription Joinder, (a) no Adoption Agreement shall be required, (b) such Person shall become a Stockholder automatically upon the Company's acceptance of such Person's subscription in accordance with the terms of the applicable subscription agreement, without any further action by such Person, the Company or any other Stockholder, and the Company's countersignature of such subscription agreement shall constitute the Company's acceptance of such Person's joinder to this Agreement, (c) if such Person's subscription is rejected, withdrawn or cancelled in its entirety in accordance with the terms of such subscription agreement, such Person shall not become, and shall be deemed never to have become, a party to this Agreement, and if such subscription is accepted or funded in part, such Person shall become a Stockholder solely with respect to the Shares actually issued, and (d) such Person shall be bound by this Agreement as in effect at the time of such acceptance and as thereafter amended, restated, modified or waived in accordance with Section 12.2, notwithstanding that a prior version of this Agreement may have been attached to or delivered with such Person's subscription agreement or included in the Form C. References in any Subscription Joinder to the "Shareholder Agreement," "Shareholders' Agreement," "Stockholder Agreement" or any similar designation of an agreement among the Company and the holders of its Common Stock shall be deemed to refer to this Agreement, and any joinder effected by such Subscription Joinder shall be effective as a joinder to this Agreement notwithstanding any variation in the title used or any manifest error in the description of this Agreement.

12.2 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the Company and the Stockholders holding a majority of the then-outstanding shares of Common Stock; provided that (a) any amendment to Section 2.3(a) shall require the prior written consent of Jared Schmidt, (b) any amendment to Section 2.3(b) shall require the prior written consent of Jordan Schmidt, and (c) any amendment that by its terms applies to any Stockholder or group of Stockholders in a manner materially and adversely different from the manner in which it applies to the other Stockholders shall require the written consent of the Stockholders holding a majority of the Shares held by the Stockholders so disparately affected. Notwithstanding the foregoing, this Agreement may be amended with only the written consent of the Company for the sole purpose of adding parties as Stockholders in connection with issuances or Transfers of shares of capital stock permitted or required hereunder, including purchasers of Common Stock in the Current Offering. Any amendment or waiver effected in accordance with this Section 12.2 shall be binding upon the Company, the Stockholders, and each of their respective successors and assigns. No failure to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof.

12.3 Additional Key Holder Consent. Notwithstanding Section 12.2, no amendment, waiver, termination or modification of this Agreement, whether by amendment, restatement or otherwise, that would (a) materially and adversely affect the rights of either Key Holder under Sections 2.3, 2.7, 2.8, 2.10, 3.4 or 5, (b) materially and adversely affect the economic or voting rights of a Key Holder in a manner that is not generally applicable to all holders of the same class of Common Stock, or (c) eliminate or materially impair the definition or status of a Key Holder, shall be effective without the prior written consent of each affected Key Holder. For the avoidance of doubt, the foregoing consent requirement shall apply notwithstanding any approval otherwise obtainable from a majority or other percentage of the Stockholders.

12.4 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient (a) on the date of delivery, when delivered personally or by overnight courier, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during

normal business hours, then on the recipient's next business day, or (c) forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, in each case addressed to the party to be notified at such party's address or email address as set forth on the signature page hereto, in such party's Adoption Agreement or Subscription Joinder (including the subscription or account records maintained by the Company, its transfer agent or the funding portal or other intermediary for the Current Offering), or in the Company's books and records, or as subsequently modified by written notice given in accordance with this Section 12.4. Notice to a Stockholder that became a party to this Agreement by way of a Subscription Joinder may be given by electronic mail to the email address set forth in such Stockholder's subscription or account records, and such notice shall be effective in accordance with clause (b) above notwithstanding that no other address for such Stockholder appears in the Company's books and records.

12.5 Specific Enforcement; Remedies. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached, and that monetary damages would not adequately compensate an injured party for any such breach. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in each case without the requirement of posting a bond or other security, and each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement, including the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

12.6 Governing Law; Exclusive Forum; Waiver of Jury Trial. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. Each party agrees that any suit, action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if the Court of Chancery lacks subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and each party hereby irrevocably submits to the exclusive jurisdiction of such courts for any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection based upon venue or forum non conveniens. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Notwithstanding the foregoing, (a) unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and (b) nothing in this Agreement shall be deemed to constitute a waiver by any party of compliance with the federal securities laws and the rules and regulations promulgated thereunder, or of any other right the waiver of which is prohibited by applicable law, and the foregoing waiver of trial by jury shall not apply to any claim arising under the federal securities laws.

12.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the

parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded, and (c) the balance of this Agreement shall be enforceable in accordance with its terms.

12.8 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Each party hereto agrees that it will not assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any right or obligation under this Agreement except in accordance with the terms hereof, and any purported assignment, transfer or delegation in violation of this Section 12.8 shall be null and void. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such Transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement or a Subscription Joinder, except in the case of a transfer described in clause (e) of the definition of Permitted Transfer. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

12.9 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled. Notwithstanding the foregoing, nothing in this Section 12.9 shall be deemed to cancel, supersede or otherwise impair any subscription agreement between the Company and any Stockholder with respect to the purchase of shares of Common Stock, including in the Current Offering.

12.10 Construction. This Agreement is the result of negotiations between, and has been reviewed by, each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

12.11 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents that may be reasonably necessary to carry out the provisions of this Agreement.

12.12 Titles and Subtitles; Counterparts. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement as of the date first written above.

COMPANY:

BROTHER BRANDS, INC.

By: ______________________________
Name: Jared Schmidt
Title: President and CEO

KEY HOLDERS:

____
Jared Schmidt

____
Jordan Schmidt

STOCKHOLDERS:

____
Howard Elman

EXHIBIT A

STOCKHOLDERS

As of the Effective Date:

Key Holders:

Jared Schmidt — 5,000,000 shares of Common Stock (44.6%)

Jordan Schmidt — 5,000,000 shares of Common Stock (44.6%)

Other Stockholders:

Howard Elman — 1,207,730 shares of Common Stock (10.8%)

Purchasers of Common Stock in the Current Offering shall be added to this Exhibit A upon the Company's acceptance of their subscriptions (or, in the case of any purchaser that becomes a party to this Agreement by execution of an Adoption Agreement, upon execution and delivery of such Adoption Agreement), and this Exhibit A shall be deemed automatically amended to reflect each such addition without further action of the parties.

EXHIBIT B

ADOPTION AGREEMENT

This Adoption Agreement (this "**Adoption Agreement**") is executed on the date set forth below, by the undersigned (the "**Stockholder**") pursuant to the terms of that certain Stockholders' Agreement, dated as of [_______ __], 20[__] (the "**Agreement**"), by and among Brother Brands, Inc., a Delaware corporation (the "**Company**"), and the Company's stockholders party thereto, as such Agreement may be amended or amended and restated from time to time. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Stockholder agrees as follows:

1. Acknowledgment. The Stockholder acknowledges that the Stockholder is acquiring certain shares of the capital stock of the Company (the "**Stock**") (a) as a purchaser of Common Stock in the Current Offering or in another issuance of capital stock by the Company, or (b) as a transferee of Stock from a party bound by the Agreement, and in either case, after such acquisition, the Stockholder shall be considered a "Stockholder" for all purposes of the Agreement.

2. Agreement. The Stockholder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement, and (b) adopts the Agreement with the same force and effect as if the Stockholder were originally a party thereto, including, without limitation, the voting obligations, irrevocable proxy and power of attorney set forth in Section 2 of the Agreement, the transfer restrictions and right of first refusal set forth in Sections 3 and 4 of the Agreement, the drag-along obligations set forth in Section 5 of the Agreement, the lock-up provisions set forth in Section 6 of the Agreement, and the confidentiality obligations set forth in Section 7 of the Agreement.

3. Notice. Any notice required or permitted by the Agreement shall be given to the Stockholder at the address or email address listed below the Stockholder's signature hereto.

[Signature Page Follows]

Dated: ______________________, 2026

STOCKHOLDER:

____
(signature)

____
(print name and title of signatory)

____
(print entity name, if applicable)

____
(address)

____
(email address)

Consent of Spouse (if applicable)

I, ____________________________, spouse of ____________________________ (the "**Stockholder**"), acknowledge that I have read the Stockholders' Agreement, dated as of [_______ __], 20[__] (as the same may be amended or amended and restated from time to time, the "Agreement"), by and among Brother Brands, Inc., a Delaware corporation (the "**Company**"), and the Company's stockholders party thereto, and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest that I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest or other interest I may have in such shares shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent of Spouse. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated: ______________________

____
(signature of spouse)

____
(print name of spouse)

ACCEPTED AND AGREED:

BROTHER BRANDS, INC.

By: ___________________________________
Name:
Title:

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

To: Alessandra Costantini

SCHMIDT BROS.



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Hi Alessandra,

Before we tell anyone else, *we're telling you.*

Something is happening at Schmidt Brothers that we've been building toward for fifteen years, and we wanted our community to hear it

toward for fifteen years, and we wanted our community to hear it
before the rest of the world does.

We just opened our first equity raise. Ever. Not to venture capital. Not to a fund with a board and a quarterly agenda. To the people who actually made this brand. Our customers. Our community. You.

We chose to raise from our community because this brand was built by customers. The people who bought our knives, gave us five stars, brought our steak sets to their family BBQs — you are why this raise is possible. You deserve to own a piece of it.

Here's what you get if you reserve now, before this opens to the public: **the best available bonus share tier**. **Free product** at qualifying levels. **Founding investor status**. And **first access**, before anyone else.

After the community window closes, the offering goes to the general public. Standard terms. No bonus shares. No free product. No community pricing.

RESERVE MY SPOT → EARLY ACCESS

— Jared & Jordan Schmidt, Co-Founders

REQUIRED DISCLOSURE — TESTING THE WATERS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This communication is not an offer to sell or a solicitation of an offer to buy securities. Any offer will be made only through official offering materials including the Form C filed with the SEC, available on the StartEngine offering page. Operating metrics are company-reported and unaudited. Forward-looking statements are not guarantees of future performance. Past performance is not indicative of future results. Investing in private companies is speculative and illiquid and involves a high degree of risk including the possible loss of your entire investment. Neither the SEC nor FINRA nor any state regulator has approved or reviewed this communication.

SCHMIDT BROS.

OUR STORY · WHY NOW · THE OFFER · TEAM · RESERVE YOUR SPOT

FIRST EQUITY RAISE IN 15 YEARS · REG CF CAMPAIGN

One of America's Fastest-Growing Knife Brands Is *Finally* Letting You In.

15 years. Self-funded. 29.6% CAGR over four years. Top 10 brand. 10,000 retail doors. Schmidt Brothers has never taken outside institutional capital — until now.

GET EARLY ACCESS | WHY WE'RE RAISING



Schmidt Bros. About the Brand
Jordan Schmidt
01:12

ABOUT THE BRAND · SCHMIDT BROS.

ONE OF AMERICA'S FASTEST-GROWING CUTLERY BRANDS · 29.6% CAGR OVER FOUR YEARS · 4.8★ ACROSS 11,000+ REVIEWS · 10,000 RETAIL DOORS NATIONWIDE

LIFETIME REVENUE

$83,512,389

Cumulative revenue since founding · 100% self-funded

15	$0	29.6%
Years Operating	Outside Institutional Capital Raised	CAGR Over Four Years

29.6%	10K	11,000+	+120%	Top 10	$15.4B
CAGR Over Four Years	Retail Doors Nationwide	5-Star Verified Reviews	DTC Growth 2023–2025	One of the Fastest Growing US Cutlery Brands	Addressable Market

THE ORIGIN

Started in a Basement. Built for Every Kitchen.



Jared and Jordan grew up watching their mother and father cook. A German heritage. A love of craft. An instinct that great tools shouldn't belong only to professional chefs.


EST. 2010 — NEW YORK

In 2010, they launched Schmidt Brothers from the ground up — no outside investors, no venture money. Just product obsession, operational discipline, and a belief that premium quality could meet everyday affordability. 15 years and $83.5M in revenue later, they've demonstrated it.

> *"We always ask Jared and Jordan when they're going to give us additional categories."*

— CRATE & BARREL

THE BRAND

Built for the Kitchen. Designed for the Counter.








THE PRODUCT

Premium Craft. Everyday Price.

From knife block sets to BBQ tools, every Schmidt Brothers product is designed to perform, built to last, and priced to be accessible.






CHEF AND SPECIALTY KNIVES


KNIFE BLOCK SETS


GRILL TOOLS AND ACCESSORIES

$83.5M in lifetime revenue. Zero outside institutional capital.
The first time the public can own a piece of Schmidt Brothers.

RESERVE YOUR SPOT

WHY THIS MOMENT

5 Reasons This Raise Is Different

01

Self-Funded Until Now

Schmidt Brothers has never taken a dollar of outside institutional capital in 15 years. $83.5M in lifetime revenue — all bootstrapped. This is the first time the public can own a piece.

02

Demonstrated at Scale

This isn't a startup asking for faith. 29.6% CAGR over four years. 10,000 doors. Top 10 brand. The machine is already running — capital accelerates it.

03

DTC Is Just Starting

DTC grew +120% from 2023 to 2025 with ~70% gross margins and a historical 3-4x ROAS. More spend = more revenue potential at one of the highest-margin channels.

04

$15.4B Market, Growing Steadily

58% of consumers are cooking at home more. Premium cutlery is where the market is headed. Schmidt Bros. is already there.

05

You Already Know the Brand

Oprah's Favorite Things. Forbes. WSJ. Bon Appetit. You've probably owned a Schmidt Bros. knife. Now own the company.

As Seen In

Sold in 10,000+ retail doors nationwide and featured across major media outlets.

10,000+	80+	640M+
RETAIL DOORS	PRESS FEATURES	IMPRESSIONS

TRUSTED BY LEADING RETAILERS

amazon · TARGET · COSTCO · Walmart · Crate&Barrel · WILLIAMS-SONOMA · bloomingdale's

FEATURED IN PRESS & MEDIA

GOOD MORNING AMERICA · FORBES · GOOD HOUSEKEEPING · FOOD & WINE

As Seen on Good M

As Seen on Good Mo

Schmidt Brothers featured on GMA's Deals & Steals seg

Enter email address

CLAIM DISCOUNT

No Thanks!


DEALS STEALS
Kaizen FOOD COMPANY
$20-$39 PER BUNDLE FOR GMA
50% OFF
MISSION
0:00 / 1:00

Good Morning America
Deals & Steals Segment with Jared Schmidt

What Customers Say

4.8 / 5.0 · 11,000+ verified reviews

★ ★ ★ ★ ★

"I've owned Wusthof and Global. Schmidt Brothers cuts just as well, looks better on my counter, and cost half as much. I'm a convert."

MICHAEL T. — VERIFIED BUYER

★ ★ ★ ★ ★

"Got these as a wedding gift. Three years later they're still sharp, still beautiful, still my favorite thing in the kitchen."

SARAH K. — VERIFIED BUYER

★ ★ ★ ★ ★

"Bought the 7-piece set from Costco on a whim. Now I've bought three more sets as gifts. Best knife brand nobody talks about."

DAVID R. — VERIFIED BUYER

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE OFFER

Reserve Your Early Investor Position

Pre-launch registrants receive priority access when the campaign opens.

No commitment required. Reg CF — open to all US investors regardless of accreditation status.

Reserve Your Early Investor Position

Your Name

Your Email

Your Phone Number

How much do you want to

How much do you want to invest?

Enter your amount.

By submitting this form, you consent to receive informational (e.g., updates) and/or texts (e.g., early bird bonus share) from Schmidt Brothers Cutlery. Privacy Policy & Terms.

Reserve My Spot Now

No payment is taken. This is a non-binding indication of interest.

RESERVED

$600,000+

COMPANY HISTORY

15 Years of Proving the Model

2010 — **Founded by Jared & Jordan Schmidt**
Launched with a licensee distribution agreement. Established early footprint in premium gourmet retailers.

2017 — **Went Fully Independent**
Exited distribution agreement. Relaunched as a wholly owned company. Full control of brand, product, and margin.

2020 — **Navigated COVID & Grew 439%**
Successfully managed supply chain disruptions to deliver exponential growth. Expanded management team and began penetrating mass-market retail.

2024 — **Top 10 US Brand, 10,000 Retail Doors**
Moved from #27 to top 10. Expanded DTC and mass market retailers. DTC channel had significant success with +120% growth from 2023 to 2025.

2026 — **First-Ever Equity Raise**
Opening the cap table to the public. Raising growth capital to accelerate DTC, launch new product lines, and expand internationally.

PRESS COVERAGE

What the Press Says

80 pieces of media coverage in 2025 alone, reaching an estimated **640 million+** impressions.

☆ Good Housekeeping Kitchen Award | ☆ Oprah's Favorite Things | ☆ Men's Journal Grilling Awards | ☆ Food & Wine FAVES

Forbes +

OPRAH DAILY +

Good Housekeeping +

"A cutlery brand that has revolutionized the premium knife market..."

"I choose a standout knife block every year..."

"Testers liked how sharp the knives were..."

Food & Wine +

"One of the 5 Best Barbecue Tool Sets of 2025..."

Everyday Health +

"The rare gift that can impress even seasoned home cooks..."

PARADE +

"The Sleek 12-Piece Kitchen Set That Solves All My Cooking Frustrations."

MEN'S JOURNAL +

"Best Grilling Knife Set — 2025 Grilling Awards."

The Wall Street Journal +

"You're Probably Storing Your Kitchen Knives Wrong..."

CNN Underscored +

"I'm Saving More Money in 2025 by Meal Prepping..."

LEADERSHIP

LEADERSHIP

The People Behind the Brand

Founder-led since 2010, Schmidt Brothers brings together product vision, operating discipline, financial leadership, and brand-building experience.



01

Jared Ryan Schmidt

CO-FOUNDER & CEO

The operational force behind Schmidt Brothers Cutlery. With 20+ years in logistics, sales, and global sourcing, Jared leads end-to-end operations from manufacturing partnerships to retail distribution, driving consistent margin expansion and category growth. He built the supply chain and logistics infrastructure that put Schmidt Brothers in 10,000 retail doors without a single outside investor.



02

Jordan Michael Schmidt

CO-FOUNDER, CHIEF PRODUCT OFFICER & EXECUTIVE CHAIR

The creative and strategic force behind the Schmidt Brothers brand. Jordan built Schmidt Brothers into a premium housewares brand across retail stores nationwide while growing a fast-scaling DTC channel. He leads brand creative, product vision, and go-to-market strategy across all channels, and holds the patents that differentiate Schmidt Brothers products from every competitor in the category.



03

Salvatore A Tirabassi

Salvatore Tirabassi is the
of CFO Pro+Analytics, a l
services firm serving em
companies. He brings 25
strategy, corporate restru
GAAP financial reporting.
experience as a venture
businesses and has over
advising growth compani
operational execution. At
founder-led managemen
operations.

Investor FAQ.

What is Reg CF and who can invest? +

Why is Schmidt Brothers raising now? +

What is the minimum investment? +

How will my money be used? +

What does it mean when I make a reservation? +

How will I be notified when the offering launches? +

Will I be charged? +

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PRE-LAUNCH ACCESS

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Reserve your spot before the campaign opens. Early registrants receive priority access.

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By submitting, you agree to receive investor updates from Schmidt Brothers Cutlery. No payment required. Unsubscribe at any time.

SIMPLY AN INDICATION OF INTEREST.

Schmidt Brothers is raising. Indicate your interest.

RESERVE NOW



SCHMIDT BROS.
EST. 2010
First Equity Raise in 15 Years
Now you can own Schmidt Bros.
$83.5M
LIFETIME REVENUE
29.6%
CAGR (4-YEAR)
11,000+
REVIEWS
10,000+
RETAIL DOORS
TOP 10
RANKING WITHIN U.S. CUTLERY CATEGORY
SELF-FUNDED
FOR 15 YEARS
Reserve Your Spot
"NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND."